2Q24

Itaú Unibanco Holding S.A.

Risk and Capital Management - Pillar 3

Second Quarter of 2024

Objective

This document presents Itaú Unibanco Holding S.A. (Itaú Unibanco) information required by the Central Bank of Brazil (BACEN) through Resolution BCB nº 54 and subsequent amendments, which addresses the disclosure of information on risks and capital management, the comparison between accounting and prudential information, the liquidity and market risk indicators, the calculation of risk-weighted assets (RWA), the calculation of the Total Capital ("Patrimônio de Referência" - PR), and the compensation of management members. [1]

The referred Resolution brought several amendments in the disclosure format of the Pillar 3 information, besides changes in the scope and frequency of the information disclosed. All these amendments, implemented by the Central Bank, aim the convergence of the Brazilian financial regulation to the recommendations of the Basel Committee, seeking to harmonize the information disclosed by financial institutions at an international level, and taking into account the structural conditions of the Brazilian economy.

The disclosure policy of the Risk and Capital Management Report presents the guidelines and responsibilities of the areas involved in its preparation, as well as the description of the information that must be disclosed and the integrity endorsement and approval governance, as established by the article 56 of the Resolution nº. 4,557.

Key indicators

Itaú Unibanco's risk and capital management focuses on maintaining the institution in line with the risk strategy approved by the Board of Directors. The key indicators based on the Prudential Consolidation, on June 30, 2024, are summarized below.

Common Equity Tier I Ratio	Tier I Ratio	Total Capital Ratio
13.1%	14.6%[2]	16.6%
March 31, 2024 *13.0%*	March 31, 2024 *14.5%*	March 31, 2024 *16.4%*

Common Equity Tier I	Tier I	Total Capital
In R$ million	In R$ million	In R$ million
R$ 170,045	R$ 191,101	R$ 215,557
March 31, 2024 *R$ 161,346*	March 31, 2024 *R$ 180,575*	March 31, 2024 *R$ 203,885*

RWA
In R$ million
R$ 1,301,541
March 31, 2024 *R$ 1,243,573*


14.5%
1.5%
13.0%
0.5%
-0.2%
-0.2%
14.6%
1.5%[2]
13.1%
Tier I
Mar-24
Net Income in the quarter,Dividends and Interest on Own Capital
Prudential and Equity adjustments
Risk-Weighted Assets[1]
Tier I
Jun-24
Common Equity Tier I (CET I)
Additional Tier I (AT1)

(1) Excluding the exchange rate variation for the period. (2) Additional Tier I (AT1) limited to 1.5%, in accordance with CMN Resolution No. 4,958.

[1] Compensation of management members data is reported annually.

Prudential Metrics and Risk Management

Itaú Unibanco invests in robust and company-wide risk management processes to serve as a basis for its strategic decisions intended to ensure business sustainability.

The key prudential metrics related to regulatory capital and information on the bank's integrated risk management are presented below.

KM1: Key metrics at consolidated level

In order to ensure the soundness of Itaú Unibanco and the availability of capital to support business growth, Itaú Unibanco maintains capital levels above the minimum requirements, as demonstrated by the Common Equity Tier I, Tier I Capital and Total Capital ratios.

On June 30, 2024, the Total Capital (PR) reached R$ 215,557 million, R$ 191,101 million of Tier I and R$ 24,456 million of Tier II.

R$ million	06/30/2024	03/31/2024	12/31/2023	09/30/2023	06/30/2023
Available capital (amounts)					
Common Equity Tier 1 (CET1)	170,045	161,346	166,389	159,227	155,372
Tier 1	191,101	180,575	185,141	177,795	173,670
Total capital	215,557	203,885	206,862	197,653	192,828
Excess of capital committed to ajusted permanent assets	-	-	-	-	-
Total capital detached	-	-	-	-	-
Risk-weighted assets (amounts)					
Total risk-weighted assets (RWA)	1,301,541	1,243,573	1,215,019	1,214,849	1,274,840
Risk-based capital ratios as a percentage of RWA					
Common Equity Tier 1 ratio (%)	13.1%	13.0%	13.7%	13.1%	12.2%
Tier 1 ratio (%) (3)	14.7%	14.5%	15.2%	14.6%	13.6%
Total capital ratio (%)	16.6%	16.4%	17.0%	16.3%	15.1%
Additional CET1 buffer requirements as a percentage of RWA					
Capital conservation buffer requirement (%)	2.5%	2.5%	2.5%	2.5%	2.5%
Countercyclical buffer requirement (%) (1)	0.1%	-	-	-	-
Bank G-SIB and/or D-SIB additional requirements (%)	1.0%	1.0%	1.0%	1.0%	1.0%
Total of bank CET1 specific buffer requirements (%) (2)	3.6%	3.5%	3.5%	3.5%	3.5%
CET1 available after meeting the bank's minimum capital requirements (%)	5.0%	4.9%	5.5%	4.7%	3.6%
Basel III leverage ratio					
Total Basel III leverage ratio exposure measure	2,688,589	2,554,246	2,488,099	2,467,645	2,382,727
Basel III leverage ratio (%)	7.1%	7.1%	7.4%	7.2%	7.3%
Liquidity Coverage Ratio					
Total high-quality liquid assets (HQLA)	374,291	380,912	371,763	368,698	355,222
Total net cash outflow	186,137	196,260	193,779	196,347	197,692
LCR (%)	201.1%	194.1%	191.8%	187.8%	179.7%
Net Stable Funding Ratio					
Total available stable funding	1,292,628	1,244,220	1,246,214	1,223,999	1,216,666
Total required stable funding	1,057,107	988,534	982,376	961,883	951,168
NSFR (%)	122.3%	125.9%	126.9%	127.3%	127.9%

1) The countercyclical capital buffer is fixed by the monetary authorities of the jurisdictions in which Itaú has exposure, the most relevant of which are Brazil, where the Financial Stability Committee (Comef) sets it at zero (BACEN Communiqué No. 41.267/24) and Chile, which is set at 0.5%.
2) The BACEN rules establish Capital Buffers, that corresponds to the sum of the Conservation, Contracyclical and Systemic requirements, as defined in CMN Resolution 4,958.
3) The Tier I follows the instructions of the Central Bank of Brazil and is not limited to the 1.5% rate of CMN Resolution No. 4,958. If it were limited, the Tier I would be 14.6%.

The Total Capital Ratio reached 16.6% at 06/30/2024 increased by 0.2 p.p. compared to March 2024, due to the net income for the period, attenuated by the growth in the credit risk-weighted assets.

In June 2024, our BIS ratio was 5.0 p.p. above the minimum required with capital buffers.

Besides, Itaú Unibanco has a R$ 111,434 million capital excess in relation to its minimum required Total Capital. It corresponds to 8,6 p.p. above the minimum requirement (8%) and higher than the Capital Buffer requirement of 3.6% (R$ 46,294 million). Considering the Capital Buffers, the capital excess would be 5,0 p.p.

The fixed assets ratio shows the commitment percentage of adjusted Total Capital with the adjusted permanent assets. Itaú Unibanco falls within the maximum limit of 50% of adjusted Total Capital, established by BACEN. On June 30, 2024, fixed assets ratio reached 20.9%, showing a surplus of R$ 62,803 million.

OVA – Bank risk management approach

Scope and main characteristics of risk management

To undertake and manage risks is one of the activities of Itaú Unibanco. For this reason, the institution must have clearly established risk management objectives. In this context, the risk appetite defines the nature and the level of risks acceptable for the institution, while the risk culture guides the attitudes required to manage them. Itaú Unibanco invests in robust risk management processes, that are the basis for its strategic decisions to ensure business sustainability and maximize shareholder value creation.

These processes are in line with the guidelines of the Board of Directors and Executives who, through corporate bodies, define the institution's global objectives, which are then translated into targets and thresholds for the business units that manage risks. Control and capital management units, in turn, support Itaú Unibanco's management through the processes of analysis and monitoring of capital and risk.

The principles that provide the risk management and the risk appetite foundations, as well as guidelines regarding the actions taken by Itaú Unibanco's employees in their daily routines are as follows:

- Sustainability and customer satisfaction: the vision of Itaú Unibanco is to be a leading bank in sustainable performance and customer satisfaction. For this reason, the institution is concerned about creating shared values for employees, customers, shareholders and society to ensure the longevity of the business. Itaú Unibanco is concerned about doing business that is good for customers and for the institution;

- Risk culture: the institution's risk culture goes beyond policies, procedures and processes. It strengths the individual and collective responsibility of all employees to manage and mitigate risks consciously, respecting the ethic way of doing business. The risk culture is described in the item "Risk Culture";

- Risk Pricing: Itaú Unibanco operates and assumes risks in business that it knows and understands, avoids the ones that are unknown or that do not provide competitive advantages, and carefully assesses risk-return ratios;

- Diversification: the institution has low appetite for volatility in its results. Accordingly, it operates with a diversified base of customers, products and business, seeking risk diversification and giving priority to low-risk transactions;

- Operational excellence: Itaú Unibanco intends to provide agility, as well as a robust and stable infrastructure, in order to offer high quality services;

- Ethics and respect for regulations: at Itaú Unibanco, ethics is non-negotiable. For this reason, the institution promotes an institutional environment of integrity, educating its employees to cultivate ethical relationships and businesses, as well as respecting the norms, and therefore looking after the institution's reputation.

Since August, 2017, the Resolution CMN 4,557 came into force, which established the structure of risk and capital management. The resolution highlights are the implementation of a continuous and integrated risk management framework; the requirements for the definition of the Risk Appetite Statement (RAS) and the stress test program; the establishment of a Risk Committee; the indication, before BACEN, of the Chief Risk Officer (CRO); and the CRO's roles, responsibilities and independence requirements.

Risk and Capital Governance

The Board of Directors is the main body responsible for establishing the guidelines, policies and authority levels regarding risk and capital management. In turn, the Risk and Capital Management Committee (CGRC) provides support to the Board of Directors in the performance of their duties relating to risk and capital management. At the executive level, corporate bodies headed by Itaú Unibanco's Chief Executive Officer (CEO) are established to manage risks and capital. Their decisions are overseen by the CGRC.

Additionally, the Itaú Unibanco Holding has corporate bodies that perform delegated duties in the risk and capital management, under the responsibility of the CRO (Chief Risk Officer).

To support this structure, the Risk Area is structured with specialized departments. The objective is to provide independent and centralized management of the institution's risks and capital, and to ensure the accordance with the established rules and procedures.

Itaú Unibanco's risk management organizational structure complies with Brazilian and international regulations in place and is aligned with the market's best practices, including governance for identifying emerging risks, which are those with medium and long-term impact potentially material about the business.

Responsibilities for risk management at Itaú Unibanco are structured according to the concept of three lines of defense, namely:

- in the first line of defense, the business and corporate support areas manage risks they give rise to, by identifying, assessing, controlling and reporting such risks;
- in the second line of defense, an independent unit provides central control, so as to ensure that Itaú Unibanco's risk is managed according to the risk appetite and established policies and procedures. This centralized control provides the Board and executives with a global overview of Itaú Unibanco's exposure, to ensure correct and timely corporate decisions;
- in the third line of defense, internal audit provides an independent assessment of the institution's activities, so that senior management can see that controls are adequate, risk management is effective and institutional standards and regulatory requirements are being complied with.

Itaú Unibanco uses robust automated systems for full compliance with capital regulations, as well as for measuring risks in accordance with the regulatory determinations and models in place. It also monitors adherence to the qualitative and quantitative regulators' minimum capital and risk management requirements.

Risk Culture

Aiming at strengthening its values and aligning the behavior of its employees with risk management guidelines, the institution adopts several initiatives to disseminate and strengthen a culture that values and encourages conscious risk taking, discussions and actions on the institution's risks, and each and everyone's responsibility for risk management.

Besides the risk management policies, procedures and processes, the institution has as a central element of its Corporate Culture the message "Ethics is non-negotiable". Behavioral guidelines, also described in this culture,

reinforce and strengthen the Conglomerate's risk management behavior by emphasizing a behavior that helps people of all company levels to undertake and manage risks in a conscious way. By disseminating these principles, the institution fosters the understanding and the open discussion about risks, so that they are kept within the risk appetite levels established and each employee individually, regardless of their position, area or duties, may also assume responsibility for managing the risks of the business.

Itaú Unibanco also makes some channels available for communication of operating failures, internal or external fraud, conflicts at the workplace, or cases that may result in inconveniences and/or losses for the institution or its customers. All employees or third parties are responsible for informing any problems immediately, as soon as they become aware of the situation.

Risk Appetite

Itaú Unibanco has a risk appetite policy, which was established and approved by the Board of Directors and guides the institution's business strategy. The bank's risk appetite is grounded on the following declaration of the Board of Directors:

"We are a universal bank, operating predominantly in Latin America. Supported by our risk culture, we operate based on rigorous ethical and regulatory compliance standards, seeking high and growing results, with low volatility, by means of the long-lasting relationship with clients, correctly pricing risks, well-distributed fund-raising and proper use of capital."

Based on this declaration, the bank established six dimensions, each of which comprising a set of metrics associated with the key risks involved, combining complementary measurements and seeking a comprehensive view of its exposure:

- Capitalization: establishes that Itaú Unibanco should have sufficient capital to protect itself against a serious recession or stress events without the need to adjust its capital structure under adverse circumstances. It is monitored by following up the bank's capital ratios, in usual or stress situations, and the institution's debt issue ratings.

- Liquidity: establishes that the institution's liquidity should be able to support long stress periods. It is monitored by following up on liquidity ratios.

- Composition of results: establishes that business will mainly focus on Latin America, where Itaú Unibanco will have a diversified range of customers and products, with low appetite for results volatility and high risk. This dimension includes business and profitability, as well as market risk and IRRBB, underwriting and credit risk, including social, environmental and climate dimensions. The metrics monitored by the bank seek to ensure, by means of exposure concentration limits such as, for example, industry sectors, quality of counterparties, countries and geographic regions and risk factors, a suitable composition of the bank's portfolios, aiming at low volatility of results and business sustainability.

- Operational risk: focuses on controlling operational risk events that may adversely impact the bank's business strategy and operations. This control is carried out by monitoring key operational risk events and incurred losses.

- Reputation: deals with risks that may impact brand value and the institution's reputation before its customers, employees, regulators, investors and the general public. In this dimension, risks are monitored by observation of the institution's conduct.

- Customer: addresses risks that may compromise customer satisfaction and experience, and is monitored by tracking customer satisfaction, direct impacts on customers, and suitability indicators.

The Board of Directors is responsible for approving risk appetite guidelines and limits, performing its activities with the support of the Risk and Capital Management Committee (CGRC) and the Chief Risk Officer (CRO).

Metrics are regularly monitored and must comply with the limits defined. The monitoring is reported to the risk commissions and to the Board of Directors, guiding the use of preventive measures to ensure that exposures are within the limits provided and in line with the bank's strategy.

Stress Testing

The stress test is a process of simulating extreme economic and market conditions on Itaú Unibanco's results, liquidity and capital. The institution has been carrying out this test in order to assess its solvency in plausible scenarios of crisis, as well as to identify areas that are more susceptible to the impact of stress that may be the subject of risk mitigation.

For the purposes of the test, the economic research area estimates macroeconomic variables for each stress scenario. The elaboration of stress scenarios considers the qualitative analysis of the Brazilian and the global conjuncture, historical and hypothetical elements, short- and long- term risks, among other aspects, as defined in CMN Resolution 4,557.

In this process, the main potential risks to the economy are assessed based on the judgment of the bank's team of economists, endorsed by the Chief Economist of Itaú Unibanco and approved by the Board of Directors. Projections for the macroeconomic variables (such as GDP, the basic interest rate and inflation) and for variables in the credit market (such as raisings, lending, rates of default, margins and charges) used are based on exogenous shocks or through use of models validated by an independent area.

Then, the stress scenarios adopted are used to influence the budgeted result and balance sheet. In addition to the scenario analysis methodology, sensitivity analysis and the Reverse Stress Test are also used.

Itaú Unibanco uses the simulations to manage its portfolio risks, considering Brazil (segregated into wholesale and retail) and External Units, from which the risk-weighted assets and the capital and liquidity ratios are derived.

The stress test is also an integral part of the ICAAP (Internal Capital Adequacy Process), the main purpose of which is to assess whether, even in severely adverse situations, the institution would have adequate levels of capital and liquidity, without any impact on the development of its activities.

This information enables potential offenders to the business to be identified and provides support for the strategic decisions of the Board of Directors, the budgeting and risk management process, as well as serving as an input for the institution's risk appetite metrics.

Recovery Plan

In response to the latest international crises, the Central Bank issued the Resolution No. 4,502, which requires the development of a Recovery Plan for the financial institutions that are classified in the Segment 1, with a total exposure of more than 10% of Gross Domestic Product (GDP). This plan aims to reestablish adequate levels of capital and liquidity, above the regulatory requirements, through appropriate strategies in the event of severe stress shocks of a systemic or idiosyncratic nature. Accordingly, each institution would be able to preserve its financial feasibility and, at the same time, mitigate the impact on the National Financial System.

Itaú Unibanco has a Recovery Plan that contemplates the entire Conglomerate, including foreign subsidiaries, and contains the description of the following items:

I. Critical functions rendered by Itaú Unibanco to the market, activities that, if abruptly interrupted, could impact the National Financial System (SFN) and the functioning of the real economy;

II. Institution's essential services: activities, operations or services which discontinuity could compromise the bank's viability;

III. Monthly monitoring program, establishing critical levels for a set of indicators, with a view to risk monitoring and eventual trigger for the execution of the Recovery Plan;

IV. Stress scenarios, contemplating events that may threaten the business continuity and the viability of the institution, including reverse tests, which seek to identify remote risk scenarios, contributing to an increase of the management sensitivity;

V. Recovery strategies in response to different stress scenarios, including the main risks and barriers, as well as the mitigators of the latter and the procedures for the operationalization of each strategy;

VI. Communication plan with stakeholders, seeking its timely execution with the market, regulators and other stakeholders;

VII. Governance mechanisms necessary for the coordination and execution of the Recovery Plan, such as the definition of the director responsible for the exercise at Itaú Unibanco.

This plan is reviewed annually and is subjected to the approval of the Board of Directors.

With this practice, Itaú Unibanco has been able to continuously demonstrate, that even in severe scenarios, with remote probability of occurrence, it has strategies capable of generating sufficient resources to ensure the sustainable maintenance of critical activities and essential services, without losses to customers, to the financial system and to other participants in the markets in which it operates.

Itaú Unibanco ensures the exercise maintenance to guarantee that strategies remain up-to-date and viable in the face of organizational, competitive or systemic changes.

Capital Adequacy Assessment

For its capital adequacy assessment process, the annual Itaú Unibanco's procedure is as follows:

- Identification of material risks and assessment of the need for additional capital;
- Preparation of the capital plan, both in normality and stress situations;
- Internal assessment of capital adequacy;
- Structuring of capital contingency and recovery plans;
- Preparation of management and regulatory reports.

By adopting a prospective stance regarding capital management, Itaú Unibanco implemented its capital management structure and its ICAAP in order to comply with National Monetary Council (CMN) Resolution 4,557, BACEN Circular 3,846 and BACEN Circular Letter 3,907.

The result of the last ICAAP, which includes stress tests – dated as of December 2023 – showed that, in addition to having enough capital to face all material risks, Itaú Unibanco has a significant buffer, thus ensuring the soundness of its equity position.

Capital Adequacy

Itaú Unibanco, through the ICAAP process, assesses the adequacy of its capital to face the incurred risks, composed by regulatory capital for credit, market and operational risks and by the necessary capital to face other risks. In order to ensure the soundness and the availability of Itaú Unibanco's capital to support business growth, the Total Capital levels were maintained above the minimum requirements.

OV1 – Overview of risk-weighted assets (RWA)

According to CMN Resolution 4,958 and subsequent amendments, for assessing the minimum capital requirements, the RWA must be calculated by adding the following risk exposures:

- RWA_{CPAD} = portion related to exposures to credit risk, calculated using standardized approach.
- RWA_{CIRB} = portion related to exposures to credit risk, calculated according to internal credit risk rating systems (IRB - Internal Ratings-Based approaches), authorized by the Central Bank of Brazil.
- RWA_{MPAD} = portion related to the market risk capital requirement, calculated using stardardized approach.
- RWA_{MINT} = portion related to the market risk capital requirement, calculated according to internal model approaches, authorized by the Central Bank of Brazil.
- RWA_{OPAD} = portion related to the operational risk capital requirement, calculated using standardized approach.

	RWA		Minimum capital requirements
R$ million	06/30/2024	03/31/2024	06/30/2024
Credit risk (excluding counterparty credit risk)	1,050,890	999,269	84,071
Of which: standardised approach for credit risk	988,939	942,950	79,115
Of which: foundation internal rating-based approach (F-IRB)	-	-	-
Of which: advanced internal rating-based approach (A-IRB)	61,951	56,319	4,956
Counterparty credit risk (CCR)	34,629	31,917	2,770
Of which: standardised approach for counterparty credit risk (SA-CCR)	25,577	23,720	2,046
Of which: Current Exposure Method approach (CEM)	-	-	-
Of which: other CCR	9,052	8,197	724
Equity investments in funds - look-through approach	7,068	6,153	565
Equity investments in funds - mandate-based approach	-	-	-
Equity investments in funds - fall-back approach	1,448	2,255	116
Securitisation exposures in banking book	7,568	4,774	605
Market risk	**39,825**	**45,225**	**3,186**
Of which: standardised approach	49,413	54,761	3,953
Of which: internal models approach (IMA)	18,833	19,557	1,506
Operational risk	**107,623**	**107,623**	**8,610**
Payment Services risk (RWA_{SP})	NA	NA	NA
Amounts below the thresholds for deduction	52,490	46,357	4,199
Total	**1,301,541**	**1,243,573**	**104,122**

Increase of R$57,968 million, mainly due to the increase in credit risk-weighted assets.

Links between financial statements and regulatory exposures

LIA: Explanations of differences between accounting and regulatory exposure amounts

The main difference between the accounting carrying value and the amounts considered for regulatory purposes is the non-consolidation of non-financial companies (especially Insurance, Pension Plan and Capitalization companies) in the regulatory consolidated, a difference that also impacts the elimination of related parties transactions.

Within the regulatory scope, the procedures for assessing the need for prudent valuation adjustments (PVAs) arising from the pricing of financial instruments, as well as the description of the systems and controls used to ensure its reliability are described below.

The pricing methodology for the financial instruments subject to Resolution No. 4,277, of October 31st, 2013, conducted by an independent area from the business areas, considers, in addition to benchmarks, the risks listed in the closeout uncertainty, market concentration, early termination, model risk, investing and funding costs, unearned credit spread and others.

The fair value measurement at Itaú Unibanco follows the principles enclosed in the main regulatory bodies, such as CVM and BACEN. The institution follows the best practices in terms of pricing policies, procedures and methodologies and is committed to secure the pricing of financial instruments in its balance sheet with prices quoted and disclosed by the market, and in the impossibility of doing so, expends its best efforts to estimate which would be the fair price at which financial assets would be effectively traded, maximizing the use of relevant observable data and, under specific conditions, these instruments can be valued on a model basis. In all of these situations, the organization has control over its pricing methods and model risk management.

The process of independent price verification (IPV) follows the guidelines included in Resolution No. 4,277, with daily verification of prices and market inputs, which is performed by a team independent from the pricing team. This process is also subject to an independent evaluation by the internal control, internal audit and external audit teams.

The institution has a hybrid model for assessing the need for prudent valuation adjustments with two components. The first component is a timely assessment model that assesses new products, operations and risk factors traded and verifies the compliance and liability with any components of the existing prudent valuation adjustments. The second is a periodic assessment that aims to analyze the existing prudent valuation adjustments in relation to adequate pricing. The process and methodology are evaluated periodically and independently by internal controls and internal audit.

In the line *Other Differences* of the table LI2, are reported the transactions subject to credit risk and counterparty credit risk, which are not accounted for in the balance sheet or in the off-balance sheet amounts.

LI1: Differences between accounting and regulatory scopes of consolidation and mapping of financial statement categories with regulatory risk categories

R$ million, at the end of the period							06/30/2024
			Carrying values of items:				
	Carrying values as reported in published financial statements	Carrying values under scope of regulatory consolidation	Subject to credit risk framework	Subject to counterparty credit risk framework	Subject to the securitisation framework	Subject to the market risk framework	Not subject to capital requirements or subject to deduction from capital
Assets							
Current assets and Long-term receivables	2,897,179	2,573,688	2,002,444	492,448	22,527	438,059	56,269
Cash	33,862	33,794	33,794	-	-	3,660	-
Interbank investments	303,836	299,943	58,827	241,116	-	13,885	-
Securities and derivative financial instruments	1,092,080	794,809	700,674	69,550	22,527	151,985	2,058
Interbank accounts	238,149	238,149	223,674	-	-	-	14,475
Interbranch accounts	580	580	580	-	-	-	-
Loan, lease and other credit operations	893,501	883,051	851,526	-	-	127,093	31,525
Other receivables	327,744	316,359	126,366	181,782	-	141,436	8,211
Deferred tax assets	68,866	66,080	57,934	-	-	-	8,146
Sundry	258,878	250,279	68,432	181,782	-	141,436	65
Other assets	7,427	7,003	7,003	-	-	-	-
Permanent assets	34,816	63,195	45,330	-	-	-	17,865
Investments	8,205	36,899	36,357	-	-	-	542
Real estate	9,106	8,620	8,620	-	-	-	-
Real estate by lease	-	299	299	-	-	-	-
Goodwill and Intangible assets	17,505	17,377	54	-	-	-	17,323
Total assets	**2,931,995**	**2,636,883**	**2,047,774**	**492,448**	**22,527**	**438,059**	**74,134**
Liabilities							
Current and Long-term Liabilities	2,740,007	2,443,589	-	417,648	-	308,818	2,025,941
Deposits	1,017,165	1,032,009	-	-	-	77,642	1,032,009
Deposits received under securities repurchase agreements	430,739	430,832	-	381,627	-	12	49,205
Funds from acceptances and issuance of securities	306,023	306,023	-	-	-	49,803	306,023
Interbank accounts	91,346	91,346	-	-	-	-	91,346
Interbranch accounts	12,247	12,252	-	-	-	116	12,252
Borrowings and onlending	116,745	116,745	-	-	-	1,616	116,745
Derivative financial instruments	68,355	68,252	-	36,021	-	2,220	32,231
Technical provision for insurance, pension plan and capitalization	292,095	-	-	-	-	-	-
Provisions	15,997	15,781	-	-	-	-	15,781
Allowance for financial guarantees provided and loan commitments	3,011	3,011	-	-	-	-	3,011
Other liabilities	386,284	367,338	-	-	-	177,409	367,338
Deferred tax liabilities	7,569	7,131	-	-	-	-	7,131
Sundry	378,715	360,207	-	-	-	177,409	360,207
Total liabilities	**2,740,007**	**2,443,589**	**-**	**417,648**	**-**	**308,818**	**2,025,941**

LI2: Main sources of differences between regulatory exposure amounts and carrying values in financial statements

R$ million					06/30/2024
		Carrying values of items:			
	Total	Subject to credit risk framework	Subject to counterparty credit risk framework	Subject to the securitisation framework	Subject to the market risk framework
Asset carrying value amount under scope of regulatory consolidation	2,562,749	2,047,774	492,448	22,527	438,059
Liabilities carrying value amount under regulatory scope of consolidation	417,648	-	417,648	-	308,818
Total net amount under regulatory scope of consolidation	2,145,101	2,047,774	74,800	22,527	129,241
Off-balance sheet amounts	235,163	159,245	75,918	-	-
Differences in valuations	-	-	-	-	-
Other differences	176,752	(15,328)	192,080	-	-
Exposure amounts considered for regulatory purposes	2,557,016	2,191,691	342,798	22,527	129,241

PV1: Prudent valuation adjustments (PVA)

In R$ million								06/30/2024
	Equity	Interest rates	FX	Credit	Commodities	Total	Of which: In the trading book	Of which: In the banking book
Closeout uncertainty, of which:	-	-	-	29	-	**29**	-	29
Closeout cost	-	-	-	*28*	-	**28**	-	*28*
Concentration	-	-	-	*1*	-	**1**	-	*1*
Early termination	-	70	-	70	-	**140**	1	139
Model risk	27	10	-	45	-	**82**	28	54
Operational risk	-	-	-	-	-	-	-	-
Investing and funding costs	-	-	-	-	-	-	-	-
Unearned credit spreads	-	-	-	-	-	-	-	-
Future administrative costs	-	-	-	-	-	-	-	-
Other	-	-	-	-	-	-	-	-
Total adjustment	**27**	**80**	**-**	**144**	**-**	**251**	**29**	**222**

Institutions that comprise the Financial Statements of Itaú Unibanco Holding

The lists below provide the associate institutions that comprise the financial statements and the Prudential Consolidation of Itaú Unibanco Holding S.A..

Associate institutions that comprise the financial statements and the Prudential Conglomerate[2]	Country[1]	% Equity share on capital
A1 Hedge Orange Master Fundo de Investimento Multimercado	Brazil	100.00%
Aj Titulos Públicos Fundo de Investimento Renda Fixa Referenciado DI	Brazil	100.00%
Banco Investcred Unibanco S.A.	Brazil	50.00%
Banco Itaú (Suisse) S.A.	Switzerland	100.00%
Banco Itaú Chile	Chile	67.42%
Banco Itaú Consignado S.A.	Brazil	100.00%
Banco Itaú International	United States	100.00%
Banco Itaú Paraguay S.A.	Paraguay	100.00%
Banco Itaú Uruguay S.A.	Uruguay	100.00%
Banco Itaú Veículos S.A.	Brazil	100.00%
Banco ItauBank S.A.	Brazil	100.00%
Banco Itaucard S.A.	Brazil	100.00%
Cloudwalk Kick Ass I Fundo De Investimento Em Direitos Creditórios	Brazil	94.84%
Dibens Leasing S.A. - Arrendamento Mercantil	Brazil	100.00%
FIDC B2cycle NPL	Brazil	100.00%
FIDC Cloudw Akira I	Brazil	96.98%
FIDC Orange NP	Brazil	100.00%
FIDC Sumup Solo	Brazil	93.20%
FIDC Tangerina	Brazil	100.00%
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento	Brazil	50.00%
Fundo A1 Hedge Orange Fundo de Investimento em Cotas de Fundos de Investimento Multimercado	Brazil	100.00%
Fundo De Invest Dir Creditórios Não Padron NPL II	Brazil	100.00%
Fundo de Investimento em Direitos Creditórios IA	Brazil	100.00%
Fundo de Investimento em Direitos Creditórios Soul	Brazil	89.58%
Fundo Fortaleza de Investimento Imobiliário	Brazil	100.00%
Fundo Kinea Ações	Brazil	99.80%
Fundo Kinea Ventures	Brazil	100.00%
Hipercard Banco Múltiplo S.A.	Brazil	100.00%
Ideal Corretora de Titulos e Valores Mobiliarios S.A.	Brazil	50.10%
Ideal Holding Financeira S.A.	Brazil	50.10%
Intrag Distribuidora de Títulos e Valores Mobiliários Ltda.	Brazil	100.00%
Iresolve Companhia Securitizadora de Créditos Financeiros S.A.	Brazil	100.00%
Itaú (Panamá) S.A.	Panama	67.05%
Itaú Administradora de Consórcios Ltda.	Brazil	100.00%
Itaú Administradora de Fondos de Inversión S.A	Uruguay	100.00%
Itaú Bank & Trust Bahamas Ltd.	Bahamas	100.00%
Itaú Bank & Trust Cayman Ltd.	Cayman Islands	100.00%
Itaú Bank, Ltd.	Cayman Islands	100.00%
Itaú BBA Europe S.A.	Portugal	100.00%
Itaú BBA International Plc.	United Kingdom	100.00%
Itaú BBA Trading S.A.	Brazil	100.00%
Itaú BBA Trading S.A. - Sucursal Uruguay	Uruguay	100.00%
Itaú BBA USA Securities Inc.	United States	100.00%
Itaú Chile New York Branch.	United States	67.42%

1) The institutions operate in their respective countries of origin.
2) Banco Itaú BBA S.A. was part of Itaú Unibanco Holding Consolidated until May 31, 2024.

Associate institutions that comprise the financial statements and the Prudential Conglomerate	Country[1]	% Equity share on capital
Itaú Cia. Securitizadora de Créditos Financeiros	Brazil	100.00%
Itaú Colombia S.A	Colombia	67.05%
Itaú Comisionista de Bolsa Colombia S.A.	Colombia	67.06%
Itaú Corredores de Bolsa Limitada	Chile	67.42%
Itaú Corretora de Valores S.A.	Brazil	100.00%
Itaú Distribuidora de Títulos e Valores Mobiliários S.A.	Brazil	100.00%
Itaú EU Lux-Itaú Latin America Equity Fund	Luxembourg	95.83%
Itaú Fiduciaria Colombia S.A. Sociedad Fiduciaria	Colombia	67.04%
Itaú International Securities Inc.	United States	100.00%
Itaú Invest Casa de Bolsa S.A.	Paraguay	100.00%
Itaú Kinea Private Equity Multimercado Fundo de Investimento em Cotas de Fundos de Investimento Crédito Privado	Brazil	100.00%
Itaú Unibanco Holding S.A.	Brazil	100.00%
Itaú Unibanco Holding S.A., Grand Cayman Branch	Cayman Islands	100.00%
Itaú Unibanco S.A.	Brazil	100.00%
Itaú Unibanco S.A., Miami Branch	United States	100.00%
Itaú Unibanco S.A., Nassau Branch	Bahamas	100.00%
Itaú Unibanco Veículos Administradora de Consórcios Ltda.	Brazil	100.00%
ITB Holding Ltd.	Cayman Islands	100.00%
Kinea Ações Fundo de Investimento em Ações	Brazil	100.00%
Kinea CO-investimento Fundo de Investimento Imobiliario	Brazil	99.97%
Kinea Equity Infra I Warehouse Feeder MM Ficfi CP	Brazil	100.00%
Kinea I Private Equity FIP Multiestrategia	Brazil	99.64%
Kinea Juros e Moeda CDI Institucional Fundo de Investimento em Cotas de Fundo de Investimentos Multimercado	Brazil	100.00%
Kinea Juros e Moeda Ipca Institucional Fundo de Investimento Em Cotas de Fundo de Investimentos Multimercado	Brazil	100.00%
KINEA JUROS E MOEDAS CDI INSTIT FIF MM RESP LTDA	Brazil	100.00%
Kinea Juros e Moedas CDI Institucional FIF CIC Mult Resp Limitada	Brazil	100.00%
Kinea KP Fundo de Investimento Multimercado Crédito Privado	Brazil	100.00%
Kinea Nepal FIF - Classe de Investimento Em Cotas Multimercado Crédito Privado Responsabilidade Limitada	Brazil	100.00%
Kinea Nepal FIF Multimercado Crédito Privado - Responsabilidade Limitada	Brazil	54.00%
Kinea Sigma FIF Mult - Res Ltda	Brazil	57.54%
Licania Fund Limited	Cayman Islands	100.00%
Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento	Brazil	50.00%
Microinvest S.A. Soc. de Crédito a Microempreendedor	Brazil	100.00%
OCA Dinero Electrónico S.A.	Uruguay	100.00%
OCA S.A.	Uruguay	100.00%
Oiti Fundo de Investimento Multimercado Crédito Privado Investimento no Exterior	Brazil	100.00%
Pont Sociedad Anónima	Paraguay	100.00%
Redecard Instituição de Pagamento S.A.	Brazil	100.00%
Redecard Sociedade de Crédito Direto S.A	Brazil	100.00%
Resonet S.A.	Uruguay	56.00%
RT Itaú DJ Títulos Públicos Fundo de Investimento Renda Fixa Referenciado DI	Brazil	100.00%
RT Scala Renda Fixa - Fundo de Investimento em Cotas de Fundos de Investimento	Brazil	100.00%
Tarumã Fundo Incentivado de Investimento em Debêntures de Infraestrutura Renda Fixa Crédito Privado	Brazil	100.00%

1) The institutions operate in their respective countries of origin.

Institutions that comprise the Financial Statements of Itaú Unibanco Holding

The lists below provide the associate institutions that comprise only the financial statements.

Associate institutions that comprise only the Financial Statements (2)	Country (1)	% Equity share on capital
Administradora de Fondos de Ahorro Previsional Itaú S.A.	Uruguay	100.00%
Albarus S.A.	Paraguay	100.00%
Ank Platform S.A.	Argentina	100.00%
Beta Correspondente e Tecnologia LTDA	Brazil	100.00%
Borsen Renda Fixa Crédito Privado - Fundo de Investimento	Brazil	100.00%
CGB II SPA	Chile	100.00%
CGB III SPA	Chile	100.00%
Cia. Itaú de Capitalização	Brazil	100.00%
Estrel Serviços Administrativos S.A.	Brazil	100.00%
FC Recovery S.A.U.	Argentina	100.00%
FIC Promotora de Vendas Ltda.	Brazil	100.00%
iCarros Ltda.	Brazil	100.00%
IGA Participações S.A.	Brazil	100.00%
Investimentos Bemge S.A.	Brazil	86.81%
Itaú Administradora General de Fondos S.A.	Chile	67.42%
Itaú Asesorías Financieras Limitada	Chile	67.42%
Itaú Asia Limited	Hong Kong	100.00%
Itaú Asset Management Administradora de Fondos Patrimoniales de Inversión S.A.	Paraguay	100.00%
Itaú Bahamas Directors Ltd.	Bahamas	100.00%
Itaú Bahamas Nominees Ltd.	Bahamas	100.00%
Itaú BBA Assessoria Financeira S.A.	Brazil	100.00%
Itaú BBA International (Cayman) Ltd.	Cayman Islands	100.00%
Itaú Chile Inversiones, Servicios y Administracion S.A.	Chile	100.00%
Itaú Consultoria de Valores Mobiliários e Participações S.A.	Brazil	100.00%
Itaú Corredor de Seguros Colombia S.A.	Colombia	67.41%
Itaú Corredores de Seguros S.A.	Chile	67.42%
Itaú Corretora de Seguros S.A.	Brazil	100.00%
Itaú Holding Colombia S.A.S.	Colombia	67.42%
Itaú Institucional Renda Fixa Fundo de Investimento	Brazil	100.00%
Itaú International Holding Limited	United Kingdom	100.00%
Itaú Rent Administração e Participações Ltda.	Brazil	100.00%
Itaú Seguros Paraguay S.A.	Paraguay	100.00%
Itaú Seguros S.A.	Brazil	100.00%
Itaú Unibanco Asset Management Ltda.	Brazil	100.00%
Itau Unibanco Comercializadora de Energia Ltda.	Brazil	100.00%
Itaú USA Asset Management Inc.	United States	100.00%
Itaú Vida e Previdência S.A.	Brazil	100.00%
Itauseg Participações S.A.	Brazil	100.00%
Itauseg Saúde S.A.	Brazil	100.00%
ITB Holding Brasil Participações Ltda.	Brazil	100.00%
IU Corretora de Seguros Ltda.	Brazil	100.00%
IUPP S.A.	Brazil	100.00%
Kinea Investimentos Ltda.	Brazil	80.00%
Maxipago Serviços de Internet Ltda.	Brazil	100.00%
Mundostar S.A.	Uruguay	100.00%
PR Curitiba Mariano Torres Ltda.	Brazil	100.00%
Proserv - Promociones y Servicios, S.A. de C.V.	Mexico	100.00%
Provar Negócios de Varejo Ltda.	Brazil	100.00%
Recaudaciones y Cobranzas Limitada	Chile	67.42%
Recovery do Brasil Consultoria S.A.	Brazil	100.00%
RJ Niteroi Icarai Ltda.	Brazil	100.00%
RT Alm 5 Fundo de Investimento Renda Fixa	Brazil	100.00%
RT Alm Soberano 2 Fundo de Investimento Renda Fixa	Brazil	100.00%
RT Defiant Multimercado - Fundo de Investimento	Brazil	100.00%

1) The institutions operate in their respective countries of origin.
2) Karen International Ltd. was part of Itaú Unibanco Holding Consolidated until April 19, 2024, waiting for a certificate of incorporation.

Associate institutions that comprise only the Financial Statements	Country [1]	% Equity share on capital
RT Endeavour Renda Fixa Crédito Privado - Fundo de Investimento	Brazil	100.00%
RT Multigestor 4 Fundo de Investimento em Cotas de Fundos de Investimento Multimercado	Brazil	100.00%
RT Nation Renda Fixa - Fundo de Investimento	Brazil	100.00%
RT Valiant Renda Fixa - Fundo de Investimento	Brazil	100.00%
SAGA II SPA	Chile	100.00%
SAGA III SPA	Chile	100.00%
SP Alameda Franca LTDA	Brazil	100.00%
SP Amadeu Amaral Ltda.	Brazil	100.00%
SP Antonia Queiroz Ltda	Brazil	100.00%
SP Augusta Ltda	Brazil	100.00%
SP Av Juscelino Kubitschek Ltda	Brazil	100.00%
SP Av Morumbi Ltda	Brazil	100.00%
SP Av. Jabaquara Ltda.	Brazil	100.00%
SP Av. Rangel Pestana Ltda.	Brazil	100.00%
SP Bairro Moema Ltda.	Brazil	100.00%
SP Bairro Sumarezinho Ltda	Brazil	100.00%
SP Bairro Vila Guilherme Ltda.	Brazil	100.00%
SP Brooklin Rua Santo Amaro Ltda	Brazil	100.00%
SP Butanta Ltda	Brazil	100.00%
SP CEAGESP Ltda	Brazil	100.00%
SP Clelia Ltda	Brazil	100.00%
SP Eusebio Matoso Ltda	Brazil	100.00%
SP Itaberaba Ltda	Brazil	100.00%
SP Maracatins Ltda	Brazil	100.00%
SP Nova JK Ltda	Brazil	100.00%
SP Padre João Manuel Ltda.	Brazil	100.00%
SP Pássaros e Flores Ltda.	Brazil	100.00%
SP Rua Da Consolacao Ltda	Brazil	100.00%
SP Rua Das Palmeiras Ltda.	Brazil	100.00%
SP Santos Embare Ltda.	Brazil	100.00%
SP Santos Jose Menino Ltda.	Brazil	100.00%
SP Senador Queiros Ltda.	Brazil	100.00%
SP Serra De Bragança Ltda	Brazil	100.00%
SP Vila Clementino Ltda.	Brazil	100.00%
SP Vila Olimpia Araguari Ltda.	Brazil	100.00%
SPE IRA 01 LTDA	Brazil	100.00%
SPE IRA 02 LTDA	Brazil	100.00%
SPE IRA 03 LTDA	Brazil	100.00%
SPE IRA 04 LTDA	Brazil	100.00%
SPE IRA 05 LTDA	Brazil	100.00%
SPE IRA 06 LTDA	Brazil	100.00%
SPE IRA 07 LTDA	Brazil	100.00%
SPE IRA 08 LTDA	Brazil	100.00%
SPE IRA 09 LTDA	Brazil	100.00%
SPE IRA 10 LTDA	Brazil	100.00%
SPE IRA 11 LTDA	Brazil	100.00%
SPE IRA 12 LTDA	Brazil	100.00%
Spe Ira 13 Ltda	Brazil	100.00%
Spe Ira 14 Ltda	Brazil	100.00%
Spe Ira 15 Ltda	Brazil	100.00%
Spe Ira 16 Ltda	Brazil	100.00%
Spe Ira 17 Ltda	Brazil	100.00%
Spe Ira 18 Ltda	Brazil	100.00%
Spe Ira 19 Ltda	Brazil	100.00%
Spe Ira 20 Ltda	Brazil	100.00%
Spe Ira 21 Ltda	Brazil	100.00%
Spe Ira 22 Ltda	Brazil	100.00%
Zup I.T. Serviços em Tecnologia e Inovação S.A.	Brazil	100.00%
ZUP Innovation Corp.	United States	100.00%

1) The institutions operate in their respective countries of origin

The institutions presented in the tables above represent the total scope of companies of Itaú Unibanco Holding.

Non Consolidated Institutions

The following institutions are the associates and the joint ventures not consolidated in the financial statements and Prudential Consolidation.

Non consolidated Institutions [3]	Country [1]	% Equity share on capital [2]
Avenue Holding Cayman Ltd.	Cayman Islands	34.45%
BANFUR International S.A.	Panama	30.00%
Biomas Serviços Ambientais, Restauração e Carbono S.A	Brazil	16.67%
BSF Holding S.A	Brazil	49.00%
CIP S.A	Brazil	22.89%
Conectcar Instituição de Pagamento e Soluções de Mobilidade Eletrônica S.A.	Brazil	50.00%
Gestora de Inteligência de Crédito S.A	Brazil	15.71%
Kinea Private Equity Investimentos S.A.	Brazil	79.99%
Olimpia Promoção e Serviços S.A.	Brazil	50.00%
Porto Seguro Itaú Unibanco Participações S.A.	Brazil	42.93%
Pravaler S.A.	Brazil	50.84%
PREX Holdings LLC	United States	30.00%
Rede Agro Fidelidade e Intermediação S.A.	Brazil	12.82%
Rias Redbanc S.A.	Uruguay	25.00%
Tecnologia Bancária S.A.	Brazil	28.05%
Totvs Techfin S.A.	Brazil	50.00%

1) The institutions operate in their respective countries of origin.
2) Considers only direct participation.
3) Compañia Uruguaya de Medios de Procesamiento S.A. was part of Itaú Unibanco Holding Consolidated until May 31, 2024.

Material entities

The companies considered relevant and not consolidated in the Prudential Conglomerate are presented below, with information about total assets, stockholders' equity, country and activity:

R$ million			06/30/2024		03/31/2024	
Institutions	Country	Activity	Total Assets	Equity	Total Assets	Equity
Cia. Itaú de Capitalização	Brazil	Premium bonds	4,452	816	4,033	710
Itaú Consultoria de Valores Mobiliários e Participações S.A.	Brazil	Financial institution holding company	1,272	1,176	1,242	1,149
Itaú Corretora de Seguros S.A.	Brazil	Insurance, pension plans and health brokers	2,356	1,016	2,068	834
Itaú Seguros S.A.	Brazil	Insurance	8,807	2,499	8,970	2,134
Itaú Vida e Previdência S.A.	Brazil	Pension plan	288,388	4,432	279,656	4,379
Itauseg Participações S.A.	Brazil	Non financial institution holding company	13,222	13,135	12,575	12,478
ITB Holding Brasil Participações Ltda.	Brazil	Financial institution holding company	52,042	51,035	47,623	46,827
Provar Negócios de Varejo Ltda.	Brazil	Other auxiliary activities for financial services	2,277	2,248	2,245	2,215

Composition of Capital

CCA: Main features of regulatory capital instruments

The authorized regulatory capital instruments may be extinguished according to the criteria established in Resolution nº 4,955, such as non-compliance with the minimum regulatory ratios, decree of temporary special administration regime or intervention, application of public resources or upon the Central Bank of Brazil determination. Should any criteria for the extinction of subordinated instruments be triggered, the area responsible for Itaú Unibanco's Capital management will activate the areas involved to execute the following action plan:

- Treasury and products, through the payment agent of the subordinated instruments or straight through the central depository, will notify its holders and take actions to ensure that Itaú Unibanco's trading desks cease to trade such instruments;

- The operational and accounting areas will carry out the necessary procedures for the proper treatment of the extinction; and

- The Investor Relations area will communicate to the market of the extinction of the subordinated instruments.

The table CCA - Main features of regulatory capital instruments, is available at www.itau.com.br/investor-relations, section "Results and Reports", "Regulatory Reports", "Pillar 3".

CC1 - Composition of regulatory capital

		06/30/2024	
		Value (R$ Thousand)	Balance Sheet Reference
Common Equity Tier I: instruments and reserves			
1	Instruments Eligible for the Common Equity Tier I	90,729,000	(k)
2	Revenue reserves	97,416,380	(l)
3	Other revenue and other reserve	(3,742,504)	(m)
5	Common share capital issued by subsidiaries and held by third parties (amount allowed in group CET1 capital)	6,072,230	(j)
6	**Common Equity Tier I before regulatory adjustments**	**190,475,106**	
Common Equity Tier I: prudential adjustments			
7	Prudential adjustments related to the pricing of financial instruments	251,110	
8	Goodwill (net of related tax liability)	2,239,129	(e)
9	Intangible assets	15,628,313	(h) / (i)
10	Tax credits arising from income tax losses and social contribution tax loss carryfowards and those originating from this contribution related to determination periods ended until December 31, 1998	1,657,614	(b)
11	Adjustments related to the market value of derivative financial instruments used to hedge the cash flows of protected items whose mark-to-market adjustments are not recorded in the books	(129,049)	
12	Shortfall of provisions to expected losses	407,078	
15	Actuarial assets related to defined benefit pension funds	-	(d)
16	Shares or other instruments issued by the bank authorized to compose the Core Capital, acquired directly, indirectly or synthetically	375,829	(n)
17	Reciprocal cross-holdings in common equity	-	
18	Total value of adjustments related to net non-significant investments in the Common Equity Tier I of companies that are similar to non-consolidated financial institutions, insurance companies, reinsurance companies, capitalization companies and sponsored pension fund entities	-	
19	Total value of adjustments related to net significant investments in the Common Equity Tier I of companies that are similar to non-consolidated financial institutions, insurance companies, reinsurance companies, capitalization companies and sponsored pension fund entities, that exceeds 10% of the amount of the Common Equity Tier I, disregarding specific adjustments	-	
21	Total value of adjustments related to tax credits arising from temporary differences that depend on the generation of income or future taxable income for their realization, above the limit of 10% of the Common Equity Tier I, disregarding specific deductions	-	
22	Amount that exceeds 15% of the Common Equity Tier I	-	
23	Of which: arising from net investments in the Common Equity Tier I of companies that are similar to non-consolidated financial institutions, insurance companies, reinsurance companies, capitalization companies and open ended pension entities	-	
25	Of which: arising from tax credits resulting from temporary differences that depend on the generation of income or future taxable income for their realization	-	
26	National specific regulatory adjustments	-	
26.a	Deferred permanent assets	-	(g)
26.b	Investment in dependence, financial institution abroad or non-financial entity that is part of the conglomerate, with respect to which the Central Bank of Brazil does not have access to information, data and documents	-	
26.d	Increase of unauthorized capital	-	
26.e	Excess of the amount adjusted of Common Equity Tier I	-	
26.f	Deposit to cover capital deficiency	-	
26.g	Amount of intangible assets established before Resolution No. 4,192 of 2013 comes into effect	-	(i)
26.h	Excess of resources invested on permanent assets	-	
26.i	Total capital detached	-	
26.j	Other residual differences concerning the Common Equity Tier I calculation methodology for regulatory purposes	-	
27	Other residual differences related to the calculation of the Common Equity Tier I for regulatory purposes	-	
28	**Total regulatory deductions from the Common Equity Tier I**	**20,430,024**	
29	**Common Equity Tier I**	**170,045,081**	
Additional Tier I Capital: instruments			
30	Instruments eligible for the Additional Tier I Capital	20,145,501	
31	Of which: classified as equity under applicable accounting standards	-	
32	Of which: classified as liabilities under applicable accounting standards	20,145,501	
33	Instruments authorized to compose the Additional Tier I Capital before Resolution No. 4,192 of 2013 comes into effect	-	
34	Additional Tier 1 instruments issued by subsidiaries and held by third parties (amount allowed in group additional Tier 1 capital)	910,832	
35	Of which: instruments issued by subsidiaries before Resolution No. 4,192 of 2013 comes into effect	-	
36	Additional Tier I Capital before regulatory adjustments	21,056,333	

Additional Tier I Capital: regulatory adjustments			
37	Shares or other instruments issued by the bank authorized to compose the Additional Tier I Capital, acquired directly, indirectly or synthetically	-	
38	Reciprocal cross-holdings in additional Tier 1 instruments	-	
39	Total value of adjustments related to net non-significant investments in the Additional Tier I Capital of institutions authorized to operate by the Central Bank of Brazil or by a financial institution abroad outside the scope of regulatory consolidation	-	
40	Total value of adjustments related to net significant investments in the Additional Tier I Capital of institutions authorized to operate by the Central Bank of Brazil or by a financial institution abroad outside the scope of regulatory consolidation	-	
41	National specific regulatory adjustments	-	
41.b	Non-controlling interest in Additional Tier I Capital	-	
41.c	Other residual differences concerning the Additional Tier I Capital calculation methodology for regulatory purposes	-	
42	Regulatory adjustments applied to the Additional Tier I Capital due to the insufficient Tier II Capital to cover deductions	-	
43	**Total regulatory deductions from the Additional Tier I Capital**	**-**	
44	**Additional Tier I Capital (AT1)**	**21,056,333**	
45	**Tier I**	**191,101,414**	
Tier II: instruments			
46	Instruments eligible for Tier II	24,038,182	
47	Instruments that are authorized to compose Tier II before Resolution No. 4,192 of 2013 comes into effect	-	
48	Tier 2 instruments issued by subsidiaries and held by third parties (amount allowed in group Tier 2)	417,308	
49	Of which: instruments issued by subsidiaries before Resolution No. 4,192 of 2013 comes into effect	-	
51	**Tier II before regulatory adjustments**	**24,455,490**	
Tier II: regulatory adjustments			
52	Shares or other instruments issued by the bank authorized to compose Tier II, acquired directly, indirectly or synthetically	-	
53	Reciprocal cross-holdings in Tier 2 instruments	-	
54	Total value of adjustments related to net non-significant investments in the Tier II and other TLAC liabilities of institutions authorized to operate by the Central Bank of Brazil or by a financial institution abroad outside the scope of regulatory consolidation	-	
55	Total value of adjustments related to net significant investments in the Tier II and other TLAC liabilities of institutions authorized to operate by the Central Bank of Brazil or by a financial institution abroad outside the scope of regulatory consolidation	-	
56	National specific regulatory adjustments	-	
56.b	Non-controlling interest in Tier II	-	
56.c	Other residual differences concerning Tier II calculation methodology for regulatory purposes	-	
57	**Total regulatory deductions from Tier II Capital**	**-**	
58	**Tier II**	**24,455,490**	
59	**Referential Equity (Tier I + Tier II)**	**215,556,905**	
60	**Total risk-weighted assets**	**1,301,540,549**	
BIS Ratios and Additional Capital Buffers			
61	**Common Equity Tier I Ratio**	**13.1%**	
62	**Tier I Ratio (1)**	**14.7%**	
63	**BIS Ratio**	**16.6%**	
64	**Additional Capital Buffers (% of RWA)**	**3.6%**	
65	Of which: capital conservation buffer requirement	2.5%	
66	Of which: bank-specific countercyclical buffer requirement	0.1%	
67	Of which: capital buffer for institutions that are systemically important at global level (G-SIB)	1.0%	
68	Common Equity Tier 1 capital available after meeting the bank's minimum capital requirements (% of RWA)	5.0%	
Amounts below the limit for deduction (non-weighted by risk)			
72	Total value, subject to risk weighting, of non-significant investments in the Common Equity Tier I of institutions authorized to operate by the Central Bank of Brazil, non-consolidated overseas financial institutions, companies that are similar to non-consolidated financial institutions, insurance companies, reinsurance companies, capitalization companies and open ended pension entities, as well as non-significant investments in the Additional Tier I, Tier II and other TLAC liabilities of institutions authorized to operate by the Central Bank of Brazil or by a financial institution abroad outside the scope of regulatory consolidation	5,393,698	
73	Total value, subject to risk weighting, of significant investments in the Common Equity Tier I of institutions authorized to operate by the Central Bank of Brazil, non-consolidated overseas financial institutions, companies that are similar to non-consolidated financial institutions, insurance companies, reinsurance companies, capitalization companies and sponsored pension fund entities	15,136,337	(f) / (a)
75	Tax credits arising from temporary differences, not deducted from the Common Equity Tier I	5,859,491	(c)
Instruments authorized to compose the Referential Equity before Resolution No. 4,192 of 2013 comes into effect (applicable between October 1, 2013 and January 1, 2022)			
82	Instruments that are authorized to compose the Additional Tier I Capital before Resolution No. 4,192 of 2013 comes into effect	-	
83	Amount excluded from the Additional Tier I Capital due to the line 82 limit	-	
84	Instruments that are authorized to compose Tier II before Resolution No. 4,192 of 2013 comes into effect	-	
85	Amount excluded from Tier II due to the line 84 limit	-	

1) The Tier I follows the instructions of the Central Bank of Brazil and is not limited to the 1.5% rate of CMN Resolution No. 4,958. If it were limited, the Tier I would be 14.6%.

CC2: Reconciliation of regulatory capital to balance sheet

R$ million, at the end of the period			06/30/2024
	Balance Sheet as in published financial statements	Under regulatory scope of consolidation	Reference [2]
Consolidated Balance Sheet [1]			
Assets			
Current assets and Long-term receivables	2,897,179	2,573,688	
Cash	33,862	33,794	
Interbank investments	303,836	299,943	
Securities and derivative financial instruments	1,092,080	794,809	
Interbank accounts	238,149	238,149	
Interbranch accounts	580	580	
Loan, lease and other credit operations	893,501	883,051	
Other receivables	327,744	316,359	
Deferred tax assets	68,866	66,080	(b) / (c)
Sundry	258,878	250,279	(b) / (d)
Other assets	7,427	7,003	
Permanent assets	34,816	63,195	
Investments	8,205	36,899	(a) / (e) / (f)
Real estate	9,106	8,620	
Real estate by lease	-	299	
Goodwill and Intangible assets	17,505	17,377	(e) / (h) / (i)
Total assets	**2,931,995**	**2,636,883**	
Liabilities			
Current and Long-term Liabilities	2,740,007	2,443,589	
Deposits	1,017,165	1,032,009	
Deposits received under securities repurchase agreements	430,739	430,832	
Funds from acceptances and issuance of securities	306,023	306,023	
Interbank accounts	91,346	91,346	
Interbranch accounts	12,247	12,252	
Borrowings and onlending	116,745	116,745	
Derivative financial instruments	68,355	68,252	
Technical provision for insurance, pension plan and capitalization	292,095	-	
Provisions	15,997	15,781	
Allowance for financial guarantees provided and loan commitments	3,011	3,011	
Other liabilities	386,284	367,338	
Deferred tax liabilities	7,569	7,131	(b) / (c)
Sundry	378,715	360,207	(d)
Non-controlling interest in subsidiaries	8,200	9,267	(j)
Stockholders' equity	**183,788**	**184,027**	
Capital	90,729	90,729	(k)
Other Revenues and Other Reserves	(3,833)	(3,742)	(m)
Revenue reserves	97,268	97,416	(l)
(Treasury shares)	(376)	(376)	(n)
Total liabilities and stockholders' equity	**2,931,995**	**2,636,883**	

1) Differences are mainly due to non-consolidation of non financial companies (highlighting the following companies: Insurance, Pension Plan and Premium Bonds) within the Prudencial Conglomerate and also by the eliminations of transactions with related parties.
2) Prudential information that is presented in the Template CC1 of this document.

Macroprudential Indicators

CCyB1: Geographical distribution of credit risk exposures considered in the calculation of the Countercyclical Capital Buffer

The following table details the geographic distribution of credit risk exposures considered in the calculation of the Countercyclical Capital Buffer, according to Circular 3,769 of 29 October 2015:

R$ million — 06/30/2024

Geographical breakdown	Countercyclical capital buffer rate	Exposure values and/or risk- weighted assets (RWA) used in the computation of the countercyclical capital buffer		Bank-specific countercyclical capital buffer rate	Countercyclical capital buffer amount [3]
		Amount of credit risk exposure to the non-banking private sector	RWACPrNB		
Brazil	-	1,853,501	767,473		-
Chile	0.50%	177,608	113,064	0.06%	740
Uruguay	0.25%	39,008	23,872		-
United Kingdom	2.00%	3,527	342		-
Luxembourg	0.50%	3,482	1,515		-
France	1.00%	1,701	922		-
Netherlands	2.00%	1,591	1,091		-
Sweden	2.00%	563	558		-
Germany	0.75%	421	404		-
Norway	2.50%	218	79		-
Belgium	0.50%	47	1		-
Denmark	2.50%	19	9		-
Hong Kong	1.00%	9	9		-
Australia	1.00%	2	2		-
Sum [1]		2,081,697	909,341		
Total [2]		**2,212,640**	**994,163**	**0.06%**	**740**

1) Sum of RWACPrNBi portions related to credit risk exposures to the non-banking private sector in Brazil and jurisdictions with a percentage of the countercyclical buffer with values greater than zero.
2) Total of RWA for non-bank private credit risk exposures to all jurisdictions in which the bank has exposure, including jurisdictions with no countercyclical buffer percentage applied or with a countercyclical percentage equal to zero.
3) Calculated according to Circular 3.769, employing the discretionary exclusion of jurisdiction.

GSIB1: Disclosure of G-SIB indicators

The GSIB1 table, disclosure of global systemically important bank (G-SIB) indicators, is available on the website www.itau.com.br/investor-relations, section "Reports", "Pillar 3 and Global Systemically Important Banks", within the period stipulated by BCB Resolution 54/20.

Leverage Ratio

The Leverage Ratio is defined as the ratio between Tier I Capital and Total Exposure, calculated according to BACEN Circular 3,748, which minimum requirement is of 3%. The ratio is intended to be a simple measure of non-risk-sensitive leverage, and so it does not take into account risk weights or risk mitigation.

The following information is based on the methodology and standard format introduced by BACEN Circular 3,748.

LR1: Summary comparison of accounting assets vs leverage ratio exposure measure (RA)

R$ million	06/30/2024	03/31/2024
Total consolidated assets as published financial statements	2,931,995	2,788,916
Adjustment from differences of consolidation	(295,112)	(286,398)
Total assets of the individual balance sheet or of the regulatory consolidation, in the case of Leverage Ratio on a consolidated basis	2,636,883	2,502,518
Adjustments for derivative financial instruments	75,514	78,164
Adjustment for securities financing transactions (ie repos and similar secured lending)	13,296	8,964
Adjustment for off-balance sheet items (ie conversion to credit equivalent amounts of off-balance sheet exposures)	200,949	189,086
Other adjustments	(238,053)	(224,486)
Total Exposure	**2,688,589**	**2,554,246**

LR2: Leverage ratio common disclosure

R$ million	06/30/2024	03/31/2024
Items shown in the Balance Sheet		
Balance sheet items except derivative financial instruments, securities received on loan and resales for settlement under repurchase transactions	2,131,189	1,993,988
Adjustments for equity items deducted in the calculation of Tier I	(26,736)	(26,563)
Total exposure shown in the Balance Sheet	**2,104,453**	**1,967,425**
Transactions using Derivative Financial Instruments		
Replacement value for derivatives transactions	42,543	36,685
Potential future gains from derivatives transactions	46,674	46,876
Adjustment for collateral in derivatives transactions	-	-
Adjustment related to the deduction of the exposure because of the qualified central counterparty (QCCP) in derivative transactions on behalf of clients in which there is no contractual obligation to reimburse due to bankruptcy or default of the entities responsible for the settlement and compensation of transactions	(16,914)	(18,307)
Reference value for credit derivatives	56,362	55,290
Adjustment of reference value calculated for credit derivatives	(17,945)	(13,969)
Total exposure for derivative financial instruments	**110,720**	**106,575**
Repurchase Transactions and Securities Lending (TVM)		
Investments in repurchase transactions and securities lending	241,116	261,721
Adjustment for repurchases for settlement and creditors of securities lending	-	-
Amount of counterparty credit risk	13,296	8,964
Amount of counterparty credit risk in transactions as intermediary	18,055	20,475
Total exposure for repurchase transactions and securities lending	**272,467**	**291,160**
Off-balance sheet items		
Reference value of off-balance sheet transactions	582,139	550,055
Adjustment for application of FCC specific to off-balance sheet transactions	(381,190)	(360,969)
Total off-balance sheet exposure	**200,949**	**189,086**
Capital and Total Exposure		
Tier I	**191,101**	**180,575**
Total Exposure	**2,688,589**	**2,554,246**
Leverage Ratio		
Basel III Leverage Ratio	**7.1%**	**7.1%**

Liquidity Ratios

LIQA: Liquidity Risk Management Information

Framework and Treatment

Liquidity risk is defined as the likelihood of the institution not being able to effectively honor its expected and unexpected obligations, current and future, including those from guarantees commitment, without affecting its daily operations or incurring in significant losses.

In line with the fundraising strategy, Itaú Unibanco has diversified and stable sources of funding available, monitored through concentration and maturity indicators, in order to mitigate liquidity risks, in accordance with the institution's risk appetite.

The governance of the liquidity risk management is based on advisory boards, subordinated to the Board of Directors or the executive structure of Itaú Unibanco. Such boards establish the institution's risk appetites, define the limits related to the liquidity control and monitor the liquidity indicators.

The control of the liquidity risk is carried out by an area that is independent of the business areas, responsible for defining the composition of the reserve, estimating the cash flow and the exposure to liquidity risk in different time horizons and monitoring short and long term liquidity indicators (LCR and NSFR respectively). In addition, it proposes minimum limits to absorb losses in stress scenarios for each country where Itaú Unibanco operates and reports any non-compliance to the competent authorities. All activities are subject to verification by the independent validation, internal controls and audit departments.

Additionally, and pursuant to the requirements of Resolution 4,557, BACEN Circular 3,749 and Circular 3,869, the Liquidity Risk Statement (DRL - LCR) and the Long Term Liquidity Statement (DLP - NSFR) are monthly sent to BACEN. Finally, the following items are periodically prepared and submitted to senior management for monitoring and decision support:

- Stress of liquidity indicators based on macroeconomic scenarios, simulation of reverse stress based on risk appetite, and projection of the main liquidity indicators to support decisions;
- Contingency and recovery plans for crisis situations, with actions that provide for a gradation according to the level of criticality determined by the easiness of implementation, taking into account the characteristics of the local market in which it operates, seeking a rapid restoration of liquidity indicators;
- Reports and graphs that describe risk positions;
- Concentration indicators of funding providers and time.

The document "Public Access Report - Liquidity Risk Management and Control Policy" that details the liquidity risk control institutional policy is on the Investor Relations website https://www.itau.com.br/investor-relations,section "Itaú Unibanco", under "Corporate Governance", "Policies", "Reports".

LIQ1: Liquidity Coverage Ratio (LCR)

	06/30/2024 (1)		03/31/2024 (1)	
	Total unweighted value (In thousand R$) (2)	Total weighted value (In thousand R$) (3)	Total unweighted value (In thousand R$) (2)	Total weighted value (In thousand R$) (3)
High Quality Liquidity Assets (HQLA)				
Total High Quality Liquid Assets (HQLA)		374,291,038		380,911,911
Cash Outflows (4)				
Retail deposits and deposits from small business customers, of which:	610,623,296	63,891,184	598,262,808	62,308,381
Stable deposits	269,767,332	13,482,725	265,833,641	13,291,682
Less stable deposits	340,855,963	50,408,459	332,429,167	49,016,699
Unsecured wholesale funding, of which:	339,010,197	151,124,659	334,815,802	148,289,714
Operational deposits (all counterparties) and deposits in networks of cooperative banks	5,164,710	1,507,485	6,958,846	1,874,208
Non-operational deposits (all counterparties)	331,840,977	147,622,294	326,431,175	144,989,725
Unsecured debt	2,004,509	1,994,880	1,425,781	1,425,781
Secured wholesale funding		32,827,991		27,655,505
Additional requirements, of which:	132,589,119	21,709,504	193,332,694	23,793,160
Outflows related to derivative exposures and other collateral requirements	28,496,106	12,999,098	27,599,895	11,617,460
Outflows related to loss of funding on debt products	1,370,517	1,339,941	931,700	931,700
Credit and liquidity facilities	102,722,495	7,370,464	164,801,100	11,244,000
Other contractual funding obligations	110,562,367	110,466,731	109,300,465	109,300,465
Other contingent funding obligations	226,613,836	18,380,577	219,218,476	18,864,745
Total Cash Outflows		398,400,646		390,211,970
Cash Inflows (4)				
Secured lending (eg reverse repos)	215,976,743	1,593,666	239,586,652	2,429,622
Inflows from fully performing exposures	64,138,338	40,377,154	55,665,090	36,385,350
Other cash inflows	187,974,039	170,292,312	173,300,228	155,137,403
Total Cash Inflows	468,089,120	212,263,133	468,551,971	193,952,377
		Total Adjusted Value (5)		Total Adjusted Value (5)
Total HQLA		374,291,038		380,911,911
Total net cash outflows		186,137,513		196,259,594
Liquidity Coverage Ratio (%)		**201.1%**		**194.1%**

1) Corresponds to 64 daily average observations at 2Q24 and 61 daily at 1Q24.
2) Total balance off the cash inflows or outflows
3) After application of weighting factors
4) Potential cash outflows (Outflows e) and inflows (inflows e)
5) Amount calculated after applying weighting factors and limits set by BACEN Circular 3,749

Itaú Unibanco has High Quality Liquidity Assets (HQLA) that amounted to R$ 374.3 billion on average for the quarter, mainly composed of Sovereign Securities, Central Bank Reserves and Cash. Net Cash Outflows amounted to R$ 186.1 billion on average for the quarter, which are mostly comprised of Retail Funding, Wholesale, Additional Requirements, Contractual and Contingent Obligations, offset by Cash inflows from loans and other Cash inflows.

The table shows that the average LCR in the quarter is 201.1%, above the limit of 100% and therefore the institution has high quality liquidity resources comfortably available to support the losses in the standardized stress scenario for the LCR.

LIQ2: Net Stable Funding Ratio (NSFR)

06/30/2024	Value per residual effective maturity term (R$ thousand)				Weighted Value (In thousand R$) [2]
	No Maturity [1]	Lower than six months [1]	Greater than or equal to six months, and lower than 1 year [1]	Greater than or equal to 1 year [1]	
Available Stable Funding (ASF) [1]					
Capital	-	-	-	237,851,694	237,851,694
Reference Equity, gross of regulatory deductions	-	-	-	193,653,087	193,653,087
Other capital instruments not included in line 2	-	-	-	44,198,607	44,198,607
Retail Funding:	199,034,194	425,411,111	16,594,717	2,226,568	593,174,367
Stable Funding	109,822,578	166,074,451	4,338,534	393,415	266,617,200
Less Stable Funding	89,211,616	259,336,660	12,256,183	1,833,153	326,557,167
Wholesale Funding:	57,060,543	887,174,087	81,634,775	140,883,302	392,252,986
Operational deposits and deposits of member cooperatives	9,581,027	-	-	-	4,790,513
Other Wholesale Funding	47,479,516	887,174,087	81,634,775	140,883,302	387,462,473
Opertions in which the institution acts exclusively as intermediary, not undertaking any rights or obligations, even if contingent	-	146,250,540	9,254,615	676,636	-
Other liabilities, in which:	113,824,302	197,730,019	9,089,752	64,804,010	69,348,886
Derivatives whose replacement values are lower than zero		25,382,537	-	-	
Other liability or equity elements not included above	113,824,302	172,347,482	9,089,752	64,804,010	69,348,886
Total Available Stable Funding (ASF)					1,292,627,933
Required Stable Funding (RSF) [3]					
Total NSFR high quality liquid assets (HQLA)					33,807,927
Operational deposits held at other financial institutions	-	-	-	-	-
Performing loans and securities (financial institutions, corporates and central banks)	1,393,976	545,125,136	135,889,215	627,944,258	746,793,415
Performing loans to financial institutions secured by Level 1 HQLA	-	24,091,959	-	448,183	2,857,378
Performing loans to financial institutions secured by non-Level 1 HQLA and unsecured performing loans to financial institutions	1,207,114	26,156,716	6,090,012	19,961,636	27,134,201
Performing loans to non-financial corporate clients, loans to retail and small business customers, and loans to sovereigns, central banks, of which	186,862	445,769,237	96,499,724	264,654,027	390,253,838
With a risk weight of less than or equal to 35%, approach for credit risk, according to Circular 3,644	-	-	-	5,400,108	3,510,071
Performing residential mortgages, of which	-	11,535,876	10,685,438	142,879,627	125,265,613
Which are in accordance to Circular 3,644, 2013, art. 22	-	-	-	95,679,482	81,077,833
Securities that are not in default and do not qualify as HQLA, including exchange-traded equities	-	37,571,349	22,614,041	200,000,786	201,282,385
Operations in which the institution acts exclusively as intermediary, not undertaking any rights or obligations, even if contingent	-	142,175,783	12,306,043	838,413	-
Other assets, in which:	106,401,082	240,911,343	13,294,572	133,621,253	262,398,101
Transactions with gold and commodities, including those with expected physical settlement	-				-
Assets posted as initial margin for derivatives contracts and participation in mutual guarantee funds of clearinghouses or providers of clearing and settlement services which acts as central counterparty		-	-	20,740,082	17,629,070
Derivatives whose replacement values are higher than or equal to zero		21,296,513	-	8,394,887	2,077,618
Derivatives whose replacement values are less than zero, gross of the deduction of any collateral provided as a result of deposit of variation margin		-	-	1,279,867	1,279,867
All other assets not included in the above categories	106,401,082	219,614,830	13,294,572	103,206,617	241,411,547
Off-balance sheet transactions	678,539,446	11,979,798	-	-	14,107,684
Total Required Stable Funding (RSF)					1,057,107,128
NSFR (%)					122.3%

1) Corresponds to the total amount of Available Stable Funding (ASF) or Required Stable funding (RSF).
2) Corresponds to the amount after application of weighting factors.
3) Corresponds to the Available Stable Funding (ASF) or Required Stable Funding (RSF).

R$ thousand	Total Adjusted Value [1] 06/30/2024	03/31/2024
Total Available Stable Funding (ASF)	1,292,627,933	1,244,219,635
Total Required Stable Funding (RSF)	1,057,107,128	988,534,149
NSFR (%)	**122.3%**	**125.9%**

1) Corresponds to the amount calculated after application of the weighting factors and limits set forth in BACEN Circular 3,869.

Itaú Unibanco has an Available Stable Funding (ASF) amounted to 1,292.6 billion in the 2nd quarter, mainly composed of Capital, Retail Funding and Wholesale. In addition, the Required Stable Funding (RSF) amounted to 1,057.1 billion in the 2nd quarter, which is mostly composed of loans and financing granted to wholesale, retail, central economies and central bank operations.

The table shows that the NSFR at the end of the quarter is 122.3%, above the limit of 100%, and therefore the institution has Available Stable Funding to support the Required Stable Funding comfortably in the long-term, according to the metric.

Credit Risk

CRA: Qualitative information on credit risk management

Itaú Unibanco defines credit risk as the risk of loss associated with: failure by a borrower, issuer or counterparty to fulfill their respective financial obligations as defined in the contracts; value loss of credit agreements resulting from deterioration of the borrower's, issuer's or counterparty's credit rating; reduction of profits or income; benefits granted upon subsequent renegotiations; or debt recovery costs.

The management of credit risk is intended to preserve the quality of the loan portfolio at levels compatible with the institution's risk appetite for each market segment in which Itaú Unibanco operates. The governance of credit risk is managed through corporate bodies, which report to the Board of Directors or to the Itaú Unibanco executive structure. Such corporate bodies act primarily by assessing the competitive market conditions, setting the credit limits for the institution, reviewing control practices and policies, and approving these actions at the respective authority levels. The risk communication and reporting process, including disclosure of institutional and supplementary policies on credit risk management, are also function of this structure. Itaú Unibanco manages the credit risk to which it is exposed during the entire credit cycle, from before approval, during the monitoring process and up to the collection or recovery phase, with the periodic monitoring of troubled assets, which are defined as:

- Overdue Transactions for more than 90 days;
- Restructured Operations;
- Counterparties that present inability to pay, whether by legal measures, judicial reorganization, bankruptcy, loss, among others;
- Significant deterioration in credit quality, which can be identified by deterioration in internal rating metrics, guarantees honored, among others.

Additionally, if it is identified that a CNPJ may contaminate the counterparties, they may be marked as Troubled Assets.

The monitoring contains information on significant exposures, including recovery history and prospects, as well as restructuring information. These analyzes are generated monthly for executives and quarterly for the Board of Directors through the Risk and Capital Management Committee (CGRC).

There is a credit risk management and control structure, centralized and independent of the business units which defines operational limits, risk mitigation mechanisms and processes, and instruments to measure, monitor and control the credit risk inherent to all products, portfolio concentrations and impacts to potential changes in the economic environment. Such structure is subjected to internal and external auditing processes. The credit's portfolio, policies and strategies are continuously monitored so as to ensure compliance with the rules and laws in effect in each country. The key assignments of the business units are (i) monitoring of the portfolios under their responsibility, (ii) granting of credit, taking into account current approval levels, market conditions, the macroeconomic prospects and changes in markets and products, and (iii) credit risk management aimed at making the business sustainable.

Itaú Unibanco's credit policy is based on internal factors, such as: client rating criteria, performance and evolution of the portfolio, default levels, return rates and allocated economic capital, among others; and also take into account external factors such as: interest rates, market default indicators, inflation and changes in consumption, among others.

With respect to individuals, small and medium companies, retail public, the credit ratings are assigned based on statistical application (in the early stages of relationship with a customer) and behavior score (used for customers with whom Itaú Unibanco already has a relationship) models.

For wholesale public e agro, the classification is based on information such as the counterparty's economic and financial situation, its cash-generating capacity, and the business group to which it belongs, the current and prospective situation of the economic sector in which it operates. Credit proposals are analyzed on a case-by-case basis through the approval governance. The concentrations are monitored continuously for economic sectors and largest debtors, allowing preventive measures to be taken to avoid the violation of the established limits.

Itaú Unibanco also strictly controls credit exposure to clients and counterparties, acting to reverse occasional limit breaches. In this sense, contractual covenants may be used, such as the right to demand early payment or require additional collateral.

To measure credit risk, Itaú Unibanco takes into account the probability of default by the borrower, issuer or counterparty, the estimated amount of exposure in the event of default, past losses from default and concentration of borrowers. Quantifying these risk components is part of the lending process, portfolio management and definition of limits.

The models used by Itaú Unibanco are independently validated, to ensure that the databases used in constructing the models are complete and accurate, and that the method of estimating parameters is adequate.

Itaú Unibanco also has a specific structure and processes aimed at ensuring that other aspects of credit risk, such as country risk, are managed and controlled, described in the item "Other Risks".

In compliance with CMN Resolution 4,557, the document "Public Access Report: Credit Risk Management and Control Policy", which describes the guidelines established in the institutional ruling on credit risk control, can be viewed on the website www.itau.com.br/investor-relations, section "Itaú Unibanco", under "Corporate Governance", "Policies", "Reports".

CR1: Credit Quality of Asset

R$ million	Gross carrying values of					06/30/2024
	Defaulted exposures (a)	Non-defaulted exposures (b)	Allowances, Unearned Revenues and ECL accounting provision (c)	Allowances, Unearned Revenues and ECL accounting provision (c). Of Which: RWA_{CRAD}	Allowances, Unearned Revenues and ECL accounting provision (c). Of Which: RWA_{CRB}	Net values (a+b-c)
Loans	66,137	990,738	143,945	143,586	341	912,930
Debt Securities	8,339	706,766	12,737	-	-	702,368
in which: Sovereigns	-	393,512	3,352	-	-	390,160
in which: Other Debts	8,339	313,254	9,385	-	-	312,208
Off - balance sheet exposures	-	579,360	956	951	5	578,404
Total	**74,476**	**2,276,864**	**157,638**	**144,537**	**346**	**2,193,702**

CR2: Changes in Stock of Problem Assets

R$ million	Total
Exposures classified as problem assets at the end of the previous period (03/31/2024)	79,151
Value of transactions classified as problem assets in the current period	9,256
Value of exposures that are no longer characterized as problem assets in the current period	(1,671)
Amount written off	(13,481)
Other changes	1,221
Exposures classified as problem assets at end of the reporting period (06/30/2024)	**74,476**

CRB: Additional disclosure related to the credit quality of assets

The tables below contain additional disclosure related to the credit quality exposures reported in the table CR1. Where is informed breakdown of exposures by geographical area, industry and defaulted exposures. In addition, the total exposures by residual maturity by delay range, the total of restructured exposures and the percentage of the ten and one hundred largest exposures are reported.

Exposure by industry

Total Exposure

R$ million	Portfolio	06/30/2024
	Total Exposure (Net values)	Total Exposure (Gross values)
Companies	**1,368,900**	**1,417,035**
Public sector	**489,826**	**493,397**
Energy	1,825	1,826
Petrochemical and Chemical	3,449	3,472
Sundry	484,552	488,099
Private sector	**879,074**	**923,638**
Sugar and Alcohol	14,789	15,112
Agribusiness and Fertilizers	38,922	40,120
Food and Beverage	34,581	36,073
Banks and Other Financial Institutions	80,160	81,770
Capital Assets	15,498	15,994
Pulp and Paper	9,895	10,028
Electronic and IT	18,851	19,808
Packaging	6,928	7,129
Energy and Sewage	63,017	64,654
Education	8,617	9,113
Pharmaceuticals and Cosmetics	25,455	26,293
Real Estate Agents	68,520	71,152
Entertainment and Tourism	17,308	19,105
Wood and Furniture	9,272	9,942
Construction Material	13,573	14,657
Steel and Metallurgy	18,355	19,096
Media	1,466	1,509
Mining	10,627	10,910
Infrastructure Work	20,416	22,082
Oil and Gas	16,442	17,224
Petrochemical and Chemical	18,829	19,515
Health Care	14,006	14,758
Insurance and Reinsurance and Pension Plans	462	473
Telecommunications	18,540	19,480
Clothing and Footwear	10,418	10,931
Trading	5,007	5,183
Transportation	45,830	48,113
Domestic Appliances	5,065	5,200
Vehicles and Autoparts	38,466	39,765
Third Sector	2,964	3,026
Publishing and Printing	5,145	5,499
Commerce - Sundry	51,665	59,392
Industry - Sundry	5,853	6,101
Sundry Services	78,098	82,064
Sundry	86,034	91,367
Individuals	824,802	934,305
Total	**2,193,702**	**2,351,340**

Total problematic assets and debt securities

R$ million	Portfolio		06/30/2024
	Problematic Assets	Expected Credit Loss	Write-off
Companies	**28,869**	**3,705**	**2,429**
Public sector	-	-	-
Energy	-	-	-
Petrochemical and Chemical	-	-	-
Sundry	-	-	-
Private sector	**28,869**	**3,705**	**2,429**
Sugar and Alcohol	181	55	-
Agribusiness and Fertilizers	638	279	45
Food and Beverage	1,039	416	169
Banks and Other Financial Institutions	57	36	8
Capital Assets	406	120	51
Pulp and Paper	78	45	5
Electronic and IT	693	203	98
Packaging	258	(74)	19
Energy and Sewage	215	(8)	5
Education	302	105	31
Pharmaceuticals and Cosmetics	684	282	86
Real Estate Agents	781	404	68
Entertainment and Tourism	1,135	424	196
Wood and Furniture	493	245	63
Construction Material	460	198	75
Steel and Metallurgy	541	233	66
Media	29	11	2
Mining	85	47	21
Infrastructure Work	1,282	(198)	22
Oil and Gas	319	133	61
Petrochemical and Chemical	292	88	37
Health Care	320	126	35
Insurance and Reinsurance and Pension Plans	-	-	-
Telecommunications	102	57	9
Clothing and Footwear	384	158	49
Trading	128	51	17
Transportation	1,005	344	89
Domestic Appliances	82	36	10
Vehicles and Autoparts	793	318	104
Third Sector	6	1	-
Publishing and Printing	251	91	40
Commerce - Sundry	6,894	1,756	501
Industry - Sundry	228	6	14
Sundry Services	2,392	1,016	411
Sundry	6,316	(3,299)	23
Individuals	45,607	20,778	11,052
Total	**74,476**	**24,483**	**13,481**

Exposure by remaining maturity

R$ million				06/30/2024
Remaining maturities of transactions (Net values)[1]				
up to 6 months	6 to 12 months	1 to 5 years	above 5 years	Total
447,806	158,649	674,549	442,154	**1,723,158**

R$ million				06/30/2024
Remaining maturities of transactions (Gross values)[1]				
up to 6 months	6 to 12 months	1 to 5 years	above 5 years	Total
484,066	161,981	744,685	485,502	**1,876,234**

1) Do not consider the amount of credits to be released

Overdue exposures

R$ million	06/30/2024
	Gross portfolio
	Overdue amounts [1]
Less than 30 days	9,546
31 to 90 days	16,804
91 to 180 days	15,432
181 to 365 days	19,511
above 365 days	6,391
Total	**67,684**

1) According to Resolution 54, the table follows the same scope as table CR1.

Exposure by geographical area in Brazil and by country

Total Exposure

R$ million		06/30/2024
	Portfolio	
	Total Exposure (Net values)	Total Exposure (Gross values)
Southeast	997,629	1,083,704
South	165,957	182,875
North	31,772	37,849
Northeast	120,253	139,370
Midwest	71,738	81,659
National territory [1]	390,161	393,512
Brazil	**1,777,510**	**1,918,969**
Argentina	2	3
Chile	202,825	208,381
Colombia	39,934	49,007
United States	29,580	29,730
Paraguay	20,923	21,145
United Kingdom	24,169	24,485
Swiss	3,491	3,491
Uruguay	42,354	42,833
Other	52,914	53,296
Foreign	**416,192**	**432,371**
Total	**2,193,702**	**2,351,340**

Total problematic assets and debt securities

R$ million			06/30/2024
	Portfolio		
	Problematic Assets	Expected Credit Loss	Write-off
Southeast	49,039	12,300	7,498
South	7,375	3,195	1,494
North	2,242	948	484
Northeast	8,475	4,271	2,357
Midwest	4,407	2,015	956
National territory [1]	-	-	-
Brazil	**71,538**	**22,729**	**12,790**
Argentina	-	-	-
Chile	2,075	1,157	468
Colombia	500	302	128
United States	-	-	-
Paraguay	167	135	35
United Kingdom	-	-	-
Swiss	-	-	-
Uruguay	192	156	60
Other	4	4	-
Foreign	**2,938**	**1,754**	**691**
Total	**74,476**	**24,483**	**13,481**

1) Considers only Brazilian goverment bonds.

Largest debtors exposures

R$ million		06/30/2024
Loans, Debt Securities and Off-balance sheet exposures (CR1) [1]	Exposure	% of portfolio
10 largest debtors	485,968	22.0%
100 largest debtors	673,209	31.0%

1) According to Resolution 54, the table follows the same scope as table CR1, in which the exposure value considers sovereign debt securities.

Restructured exposures

R$ million	06/30/2024	
	Problem Assets	Others
Restructured Exposures [1]	26,404	47

1) BCB Resolution No. 4,557 in its article 24, paragraph 1, item III, defines that every restructured operation will be characterized as a problematic asset.

CRC: Qualitative disclosure related to Credit Risk Mitigation techniques

Itaú Unibanco uses guarantees to increase its recovery capacity in operations subject to credit risk. The guarantees used can be financial, credit derivatives, fiduciary, real, legal structures with mitigation power and offsetting agreements. For these guarantees to be considered as credit risk mitigating instruments, it is necessary that they comply with the requirements and determinations of the that regulate them, whether internal or external, and that they are legally enforceable (effective), enforceable and regularly evaluated.

The information regarding the possible concentration associated with the mitigation of credit risk considers these different mitigating instruments, segregating by type and by provider. For reasons of confidentiality, the institution determines the non-disclosure of information beyond the classification of the type of guarantor, but ensuring adherence to the general requirements.

- **Fiduciary Guarantees and credit derivatives:** a third party assumes the responsibility for fulfilling the obligation contracted by the debtor, which falls on the general equity of that third party. Avals, sureties and CDS are examples of these guarantees.

Fiduciary guarantees are segregated into the following providers: Legal Entities; Multilateral Development Entities (EMD); Financial Institutions, Sovereigns, National Treasury or Central Bank.

Itaú Unibanco also uses credit derivatives to mitigate the credit risk of its securities portfolios. These instruments are priced based on models that use the fair price of market variables, such as credit spreads, recovery rates, correlations and interest rates. They are also segregated into: Legal Entities; Multilateral Development Entities (EMD); Financial Institutions and Sovereigns.

- **Real and Financial Guarantees**: the borrower itself or a third party detaches one or more financial assets and/or one or more goods and/or one or more receivables, in such a way as to guarantee repayment to the creditor in the event of default. These guarantees are segregated by type: financial collateral, bilateral contracts, and assets.

- **Clearing and Settlement of Obligations Agreement and legal structures with mitigating power**: the clearing agreement aims to reduce the risk of credit exposure of one party to the other, resulting from transactions entered into between them, so that, in case of maturity, after offsetting, the net amount owed by the debtor to the creditor is identified. It is commonly used in derivative transactions, but it can also cover other types of financial transactions.

In legal structures with mitigation power and compensation agreements, mitigation is based on methodologies established and approved by the business units responsible for credit risk management and by the centralized credit risk control area.

Such methodologies consider factors related to the legal enforceability of the guarantees, the costs necessary for such and the expected value in the execution, taking into account the volatility and liquidity of the market.

To control the mitigating instruments, there is periodic monitoring that monitors the level of compliance with the use of each instrument when compared to internal measurement policies, even including corrective action plans when there is noncompliance, analyzing concentration, types, providers, formalization. The parameters used are: HE (Haircut of execution) which evaluates the probability of success in executing the guarantee, HV (Volatility Haircut) represents the liquidity of the collateral being offered, and LMM (Maximum Mitigation Limit) which is the mitigation ceiling for real guarantees.

CR3: Credit Risk mitigation techniques - overview[1]

R$ million					06/30/2024
	Unsecured Exposures	Secured Exposures	Exposures secured by collateral	Exposures secured by financial guarantees	Exposures secured by credit derivatives
Loans	817,351	99,693	16,051	83,642	-
Debt securities	620,312	1,283	1,282	1	-
in which: Sovereigns	143,985	3,014	1,628	1,386	-
in which: Other Debts	472,530	8,349	8,345	4	-
Total	2,054,178	112,339	27,306	85,033	-
Of which: problem assets	17,459	35	34	-	-

1) The mitigating instruments contemplated in this table are those foreseen in BACEN Circular 3,809.

Increase in debt securities concentrated in central governments and increase in lending concentrated in non-financial legal entities.

CR4: Standardized Approach – Credit Risk exposure and credit risk mitigation effects

R$ million						06/30/2024
	Exposures before CCF and CRM		Exposures post-CCF and CRM		RWA and RWA density	
Asset classes	On- balance sheet amount (a)	Off- balance sheet amount (b)	On- balance sheet amount (c)	Off- balance sheet amount (d)	RWA (e)	Off- balance sheet amount [e/(c+d)]
Sovereigns and their central banks	757,371	868	757,371	868	16,920	2%
Non-central government public sector entities	6,539	734	6,539	342	3,276	48%
Multilateral development banks	262	-	262	-	-	-
Banks and other Financial Institutions authorized by Brazil Central Bank	149,137	11,183	149,137	6,561	57,622	37%
Covered bonds	-	-	-	-	-	-
Corporate	437,085	155,465	437,085	94,383	419,364	79%
Of which: specialised landings	-	98	-	98	127	130%
Of which: others	437,085	155,367	437,085	94,285	419,237	79%
Subordinate debt, equity and other capital	46,750	-	46,750	-	66,319	142%
Retail	319,801	390,517	319,801	39,287	236,862	66%
Real Estate	193,492	5,242	193,492	5,147	89,075	44%
Of which: exposures secured by residential real estate where repayment is not materially dependent on cash flows generated by property.	138,916	-	138,916	-	39,803	29%
Of which: exposures secured by residential real estate where repayment is materially dependent on cash flows generated by property.	38,294	204	38,294	202	34,483	90%
Of which: exposures secured by commercial real estate where repayment is not materially dependent on cash flows generated by property.	5,383	429	5,383	336	4,946	87%
Of which: exposures secured by commercial real estate where repayment is materially dependent on cash flows generated by property.	2,832	2	2,832	2	2,260	80%
Of which: Land acquisition, development and construction.	8,067	4,608	8,067	4,608	6,583	52%
Problem assets	17,081	1,801	17,081	412	9,678	55%
Other assets	91,999	-	91,999	-	90,823	99%
Total	**2,019,517**	**565,810**	**2,019,517**	**147,000**	**988,939**	**46%**

CR5: Standardized Approach – exposures by asset classes and risk weight

R$ million — Risk weight (FPR) — 06/30/2024

Asset classes	0%	20%	50%	100%	150%	Others	Total credit exposures amount (post CCF and post-CRM)
Sovereigns and their central banks	716,417	18,323	20,790	2,556	-	153	758,239

Asset classes	20%	50%	100%	150%	Others	Total credit exposures amount (post CCF and post-CRM)
Non-central government public sector entities	433	-	1,404	-	5,044	6,881

Asset classes	0%	20%	30%	50%	100%	150%	Others	Total credit exposures amount (post CCF and post-CRM)
Multilateral development banks	262	-	-	-	-	-	-	262

Asset classes	20%	30%	40%	50%	75%	100%	150%	Others	Total credit exposures amount (post CCF and post-CRM)
Banks and other Financial Institutions authorized by Brazil Central Bank	43,403	7,790	79,477	13,646	138	1,247	4,059	5,938	155,698

Asset classes	10%	15%	20%	25%	35%	50%	100%	Others	Total credit exposures amount (post CCF and post-CRM)
Covered bonds	-	-	-	-	-	-	-	-	-

R$ million — Risk weight (FPR) — 06/30/2024

Asset classes	20%	50%	65%	75%	80%	85%	100%	130%	150%	Others	Total credit exposures amount (post CCF and post-CRM)
Corporate	-	25,940	201,967	-	-	67,545	218,260	98	-	17,658	531,468
Of which: specialised landings	-	-	-	-	-	-	-	98	-	-	98
Of which: others	-	25,940	201,967	-	-	67,545	218,260	-	-	17,658	531,370

Asset classes	100%	150%	250%	400%	Others	Total credit exposures amount (post CCF and post-CRM)
Subordinate debt, equity and other capital	228	3,116	-	-	43,406	46,750

Asset classes	45%	75%	100%	Others	Total credit exposures amount (post CCF and post-CRM)
Retail	63,061	243,442	208	52,377	359,088

R$ million

Asset classes	0%	20%	25%	30%	35%	40%	45%	50%	60%	65%	70%	75%	85%	90%	100%	105%	110%	150%	Others	Total credit exposures amount (post CCF and post-CRM)
								Risk weight (FPR)												06/30/2024
Real Estate	101	40,499	21,652	64,677	4,630	15,522	6,397	13,546	897	326	5,480	566	1,517	505	3,347	13	440	17,872	-	198,639
Of which: exposures secured by residential real estate where repayment is not materially dependent on cash flows generated by property	5	40,499	21,652	56,285		15,522		1,362		-	3,590	-	-		-			-	-	138,916
Of which: no loan splitting applied	5	40,499	21,652	56,285		15,522		1,362		-	3,590	-	-		-			-	-	138,916
Of which: others	-	-	-	-		-		-		-	-	-	-		-			-	-	-
Of which: exposures secured by residential real estate where repayment is materially dependent on cash flows generated by property				8,394	4,630		6,397		461			130				13		17,872	-	38,496
Of which: exposures secured by commercial real estate where repayment is not materially dependent on cash flows generated by property	146	-		-		-		-	436	326		436	1,517		2,856			-	-	5,718
Of which: no loans splitting applied	146	-		-		-		-	436											582
Of which: others	-	-		-		-	-	-	-	326		436	1,517		2,856			-		5,135
Of which: exposures secured by commercial real estate where repayment is materially dependent on cash flows generated by property											1,890			505			440	-	-	2,834
Of which: Land acquisition, development and construction								12,184							491			-	-	12,678

R$ million

Asset classes	50%	100%	150%	Others	Total credit exposures amount (post CCF and post-CRM)
	Risk weight (FPR)				
Problem Assets	15,761	1,498	200	34	17,493

Asset classes	0%	20%	100%	1250%	Others	Total credit exposures amount (post CCF and post-CRM)
Other assets	21	-	90,802	-	1,176	91,999

Exposure amounts and CCFs applied to off-balance sheet exposures, categorised based on risk bucket of converted exposures.				06/30/2024
Risk weight	On balance sheet exposure	Off-balance sheet exposure (pre-CCF)	Weighted average CCF [1]	Total exposure (post-CCF and post-CRM)
Less than 40%	943,144	5,192	66%	946,591
40 - 70%	447,242	247,280	28%	516,857
75%	221,834	216,340	10%	244,147
80 - 85%	62,517	30,417	22%	69,062
90 - 100%	275,637	65,223	68%	320,055
105 - 130%	27,674	140	74%	27,777
150%	24,688	1,218	46%	25,247
160%	16,629	-	-	16,629
200%	152	-	-	152
250%	-	-	-	-
400%	-	-	-	-
1250%	-	-	-	-
Total Exposure	**2,019,517**	**565,810**	**26%**	**2,166,517**

1) Weighting is based on off-balance sheet exposure (pre-CCF)

The increase in the total exposure of tables CR4 and CR5 occurred mainly in the lines of Central Governments and Non-financial legal entities.

CRE: Qualitative disclosure related to IRB models

To calculate regulatory credit risk capital, two approaches can be used, the standardized and the IRB (Internal Ratings Based). standardized and IRB (Internal Ratings Based). Itaú Unibanco was approved to use the IRB approach by the Central Bank for its rural credit business unit (Agribusiness). The IRB approach allows the use of internal models to calculate regulatory capital for credit risk, To this end, internal estimates of Probability of Default (PD), Loss Given Default (LGD) and Exposure at Default (EAD) are used.

A client's PD is directly associated with its internal credit risk rating. This rating is based on internal models used in the loan granting process. This classification is based on financial and qualitative aspects of individual customers. Since PD is the probability of a creditor defaulting, it is estimated based on the portfolio information. The calculation seeks to predict the possibility of default occurring in the next twelve months for each credit rating, using the average profile of the portfolio over the last five years, in accordance with BCB Resolution No. 303. In addition, we respect the 0.05% floor for PD values, as established in Chapter II of the regulation.

The EAD is the expected value for the creditor's balance at the time of default. This value is derived from the balance at the time of valuation combined with possible movements that may the debtor balance up to the moment of default, considering the possibility of credit available to the client. In order to estimate the FCC (Credit Conversion Factor), credit conversion data was used considering the balances and credit conversion considering creditors' available balances and limits 12 months before the moment of default for revolving products. The financial institution stores data for a period of seven years, fulfilling the minimum requirement set out in Article 102 of Resolution No. 303.

The LGD is the estimation of the percentage of EAD that the institution will fail to recover in the event of default. This estimation is based on the events of default that have occurred and the subsequent behavior of net recoveries at present values[1]. Using the minimum period required by Article 102 of Resolution No. 303 as a starting point, recovery data is stored for a workout period sufficient to capture at least 90% of the observed recovery flow and clients after the moment of default. In the process of assigning the LGD parameter to each customer within the

institution, possible factors that mitigate potential future losses are taken into account in order to obtain a fair value of this parameter, these mitigations are in compliance with the Resolution No. 303.

In addition to the parameter models, the agribusiness portfolio has a set of models that are used to rank and classify the risk of the different counterparties (Risk Rating and Behavior Score models), based on the size of the counterparty, the niche in which it operates and the commercial strategy of the segment.

The models used in the concession process are developed by the modeling area in partnership with the credit analysis area, based on information from clients' financial statements, their history of behavior with the institution and in the market, in the evaluation of its management and governance process through internal data, bureaus and market information. These models assign a credit rating/score to each of the creditors allowing them to segregate very low-risk clients from higher-risk clients within an internal classification. Based on this internal classification assigned the risk parameters that will be used in the process of measuring and managing risk and, consequently, estimating capital in accordance with the methodology defined by the Central Bank in BCB Resolution 303.

Each of the models listed above goes through an approval governance that involves the area area and the independent validation area. The area is in a segregated structure from the validation area in order to guarantee independence of action. The decision on whether or not to approve or not of the model is made in the *Comitê Técnico de Avaliação de Modelos* (Technical Committee for Model Evaluation) where information about the model is presented, such as scope, definition of use, replicability, stability, adherence, discrimination and, finally, the opinion of the validation area. After this process, the model is still subject to periodic annual evaluations in order to determine whether or not there is a need for adjustments to the model. This monitoring is carried out by the independent validation area and its results can be found in table CR9 of this report. Additionally, the operational risk and internal audit teams evaluate the adherence of the models in relation to the normative aspects of BCB Resolution 303 itself.

EAD (in %)	**EAD covered by the various approaches**		
	Standardized approach	Foundation Approach (F-IRB)	Advanced Approach (A-IRB)
Agribusiness	0%	0%	100%
Wholesale	0%	0%	100%
Retail	0%	0%	100%

Portfolio	Model component	Number of models	Description
Agribusiness	PD	1	Model used to measure the probability of default in each of the classifications.
	EAD	1	Model used to allocate the balance at the time of of default.
	LGD	1	Model that determines the portion of EAD that wil not be recovered.

Portfolio	**Model**	**RWA$_{CIRB}$ (%)**
Agribusiness	PD	100%
Wholesale	EAD	100%
Retail	LGD	100%

[1]Deducted from economic recoveries are deducted from the costs necessary to recover the amounts, such as legal fees and collection costs.

CR6: IRB – Credit risk exposures by portfolio and PD range (1)(2)

R$ million | 06/30/2024

Portfolio	PD scale	Original on-balance sheet gross exposure	Off-balance sheet exposures pre CCF	Average CCF	EAD post CRM and post- CCF	Average PD	Number of obligors	Average LGD	Average maturity	RWA	RWA density	EL	Provisions
Wholesale, excluding financial receivables and the subcategory "revenue-generating real estate development" - A-IRB													
	0.00 to <0.15	16,324	752	47.45%	16,681	0.06%	59	48.80%	2.8	4,569	27.39%	5	
	0.15 to <0.25	8,106	764	59.80%	8,653	0.17%	144	61.22%	2.5	3,907	45.15%	8	
	0.25 to <0.50	28,255	2,059	44.18%	29,160	0.36%	873	46.08%	2.2	16,013	54.90%	49	
	0.50 to <0.75	16,812	611	50.87%	17,123	0.57%	816	44.45%	2.2	11,225	65.55%	44	
	0.75 to <2.50	21,773	1,440	34.29%	22,123	1.34%	2,123	38.82%	2.1	15,857	71.67%	106	
	2.50 to <10.00	1,838	157	14.06%	1,858	4.32%	270	39.82%	1.9	1,982	106.67%	31	
	10.00 to <100.00	865	42	14.22%	891	30.64%	126	33.21%	2.2	1,386	155.54%	94	
	100.00 (Default)	694	11	10.00%	696	100.00%	136	40.08%	2.3	1,343	193.22%	279	
Sub Total	**Sub Total**	**94,775**	**5,807**	**41.35%**	**97,188**	**1.59%**	**4,547**	**44.79%**	**2.3**	**56,280**	**57.91%**	**618**	**267**
Other retail exposures, excluding retail receivables - A-IRB													
	0.00 to <0.15	-	-	-	-	-	-	-	-	-	-	-	
	0.15 to <0.25	-	-	-	-	-	-	-	-	-	-	-	
	0.25 to <0.50	1	-	-	1	0.42%	3	63.89%	1.0	-	35.46%	-	
	0.50 to <0.75	-	-	-	-	0.57%	1	63.86%	1.0	-	41.88%	-	
	0.75 to <2.50	1	-	-	1	1.32%	6	63.88%	1.0	1	59.31%	-	
	2.50 to <10.00	-	-	-	-	-	-	-	-	-	-	-	
	10.00 to <100.00	1	-	-	1	60.12%	2	63.89%	1.0	1	126.66%	-	
	100.00 (Default)	-	-	-	-	100.00%	1	63.89%	1.0	-	88.12%	-	
Sub Total	**Sub Total**	**3**	**-**	**-**	**3**	**16.40%**	**13**	**63.88%**	**1.0**	**2**	**67.10%**	**-**	**-**
Agribusiness													
	0.00 to <0.15	16,324	752	47.45%	16,681	0.06%	59	48.80%	2.8	4,569	27.39%	5	
	0.15 to <0.25	8,106	764	59.80%	8,653	0.17%	144	61.22%	2.5	3,907	45.15%	8	
	0.25 to <0.50	28,265	2,058	44.19%	29,165	0.36%	876	46.08%	2.2	16,013	54.90%	48	
	0.50 to <0.75	16,812	611	50.87%	17,123	0.57%	817	44.45%	2.2	11,226	65.56%	44	
	0.75 to <2.50	21,774	1,440	34.29%	22,124	1.34%	2,129	38.82%	2.1	15,856	71.67%	106	
	2.50 to <10.00	1,836	157	14.06%	1,858	4.32%	270	39.82%	1.9	1,982	106.67%	31	
	10.00 to <100.00	866	42	14.22%	892	30.66%	128	33.22%	2.2	1,387	155.52%	94	
	100.00 (Default)	694	11	10.00%	696	100.00%	137	40.08%	2.3	1,343	193.22%	279	
	Sub Total	**94,778**	**5,807**	**41.35%**	**97,192**	**1.59%**	**4,560**	**44.79%**	**2.3**	**56,288**	**57.91%**	**615**	**267**

1) Transactions subject to counterparty credit risk are excluded, in accordance with BCB Normative Instruction No. 425.
2) Considers RWA internal models.

CR7: IRB – Effect on RWA of credit derivatives used as CRM techniques [1][2]

R$ million	06/30/2024	
	Pre-credit derivatives RWA	Actual RWA
Financial Institutions - F-IRB	-	-
Wholesale, excluding financial receivables and the subcategory "revenue-generating real estate development" - F-IRB	-	-
Wholesale, excluding financial receivables and the subcategory "revenue-generating real estate development" - A-IRB	56,283	56,283
Revenue-generating real estate development - F-IRB	-	-
Revenue-generating real estate development - A-IRB	-	-
Wholesale receivables - F-IRB	-	-
Wholesale receivables - A-IRB	-	-
Retail – qualifying revolving - A-IRB	-	-
Residential mortgages - A-IRB	-	-
Other retail exposures, excluding retail receivables - A-IRB	2	2
Retail receivables - A-IRB	-	-
Total	**56,285**	**56,285**
Equity – AIRB	56,285	56,285

1) Transactions subject to counterparty credit risk are excluded, in accordance with BCB Normative Instruction No. 425.
2) Considers RWA internal models.

CR8: RWA flow statements of credit risk exposures under IRB [1][2]

R$ million	RWA amounts
RWA as at end of previous reporting period (03/31/2024)	**52,891**
Asset size	4,371
Asset quality	(1,576)
Model updates	-
Methodology and policy	-
Acquisitions and disposals	-
Foreign exchange movements	600
Other	-
RWA as at end of reporting period (06/30/2024)	**56,285**

1) Transactions subject to counterparty credit risk are excluded, in accordance with BCB Normative Instruction No. 425.
2) Considers RWA internal models.

Counterparty Credit Risk (CCR)

CCRA: Qualitative disclosure related to CCR

Counterparty credit risk is the possibility of noncompliance with obligations related to the settlement of transactions that involve the trading of financial assets with a bilateral risk. It encompasses derivative financial instruments, settlement pending transactions, securities lending and repurchase transactions.

Itaú Unibanco has well-defined rules for calculating its managerial and regulatory exposure to this risk, and the models developed are used both for the governance of consumption of limits and management of counterparties sub-limits, as well as for the allocation of capital, respectively.

The managerial volatility of the potential credit risk (PCR) of derivatives (interpreted as the amount of potential financial exposure that an operation can reach until its maturity) and the volatility of repurchase agreements and foreign exchange transactions are monitored periodically to maintain the exposure at levels considered acceptable by the institution's management.

The risk may be mitigated by the use of margin call, initial margin or other mitigating instrument.

Currently, Itaú Unibanco does not have impact in the amount of collateral that the bank would be required to provide given a credit rating downgrade. The regulatory exposures of counterparty credit risk are presented as follows.

CCR1: Analysis of CCR exposures by approach

R$ million					06/30/2024
	Replacement cost	Potential future exposure	Multiplier applied to the calculation of EAD	EAD post mitigation	RWA
SA-CCR Approach	15,703	10,727	1.4	37,001	25,273
CEM Approach	-	-		-	-
Simple Approach for CCR mitigation (for SFTs and asset loans)				-	-
Comprehensive Approach for CCR mitigation (for SFTs and asset loans)				655,937	6,273
Total					**31,546**

CCR3: Standardised approach – CCR exposures by regulatory portfolio and risk weights

R$ million	Risk weight (FPR)									06/30/2024
Counterparties	**0%**	**10%**	**20%**	**50%**	**65%**	**85%**	**100%**	**150%**	**Others**	**Total**
Sovereigns	222,345	-	147	-	-	-	-	-	-	222,492
Non-central government public sector entities	1	-	-	-	9	-	-	-	-	10
Multilateral development banks	-	-	-	-	-	-	-	-	-	-
Banks and other Financial Institutions authorized by Brazil Central Bank	76,588	-	1,462	363	-	-	15	643	7,232	86,303
Corporates	351,015	-	-	-	9,808	2,622	18,220	-	-	381,565
Other Counterparties	485	-	-	-	-	-	2,001	81	1	2,568
Total	**650,434**	**-**	**1,609**	**363**	**9,817**	**2,622**	**20,236**	**724**	**7,233**	**692,938**

In the CCR1 and CCR3 tables, there was an increase in non-financial legal entities, combined with a decrease in Central Governments, concentrated in repurchase agreements.

CCR5: Composition of collateral for CCR exposures

R$ million						06/30/2024
	Collateral used in derivative transactions				Collateral used in SFTs and asset loans	
	Fair value of collateral received		Fair value of posted collateral		Fair value of collateral received	Fair value of posted collateral
	Segregated	Unsegregated	Segregated	Unsegregated		
Cash - domestic currency	-	-	-	-	384,531	239,259
Cash - other currencies	-	8,151	35	5,448	7,408	9,278
Domestic sovereign debt	-	-	12,252	-	238,303	355,227
Government agency debt	-	-	20,300	-	4,007	8,318
Corporate bonds	-	-	17,517	-	450	32,256
Equity securities	-	-	-	-	-	466
Other collateral	-	-	102	-	-	17
Total	-	**8,151**	**50,206**	**5,448**	**634,699**	**644,821**

There was an increase in collateral received associated with SFTs operations and derivatives, as well as an increase in collateral delivered associated with repo operations combined with a decrease in derivatives.

CCR6: CCR associated with credit derivatives exposures

In R$ million		06/30/2024
	Protection bought	**Protection sold**
Notionals		
Single-name credit default swaps	16,897	25,340
Index credit default swaps	4,058	56
Total return swaps		30,966
Total notionals	**20,955**	**56,362**
Fair values	**64**	**(115)**
Positive fair value (asset)	170	211
Negative fair value (liability)	(106)	(326)

CCR8: CCR associated with Exposures to central counterparties

R$ million	06/30/2024	
	EAD (post-CRM)	RWA
Exposures to qualifying CCPs (QCCPs total)		3,083
Exposures for trades at QCCPs (excluding initial margin and default fund contributions), of which	9,935	308
(i) over-the-counter (OTC) derivatives	-	-
(ii) Exchange-traded derivatives	9,760	304
(iii) Securities financing transactions	175	4
(iv) Netting sets where cross-product netting has been approved	-	-
Segregated initial margin	-	
Non-segregated initial margin	9,699	2,744
Pre-funded default fund contributions	120	31
Unfunded default fund contributions	-	-
Exposures to non-qualifying CCPs (Non-QCCPs total)		-
Exposures for trades at non-QCCPs (excluding initial margin and default fund contributions), of which	-	-
(i) over-the-counter (OTC) derivatives	-	-
(ii) Exchange-traded derivatives	-	-
(iii) Securities financing transactions	-	-
(iv) Netting sets where cross-product netting has been approved	-	-
Segregated initial margin	-	
Non-segregated initial margin	-	-
Pre-funded default fund contributions	-	-
Unfunded default fund contributions	-	-

Increase in exposure to standardized derivatives, associated with operations to be settled in QCCPs

Securitisation Exposures

SECA: Qualitative disclosure requirements related to securitisation exposures

Currently, Itaú Unibanco coordinates and distributes issues of securitized securities in the capital market with or without a firm placement guarantee. In case of exercising the firm guarantee, the bank will assume the risk as an investor in the operation.

Itaú Unibanco does not act as a sponsoring counterpart of any specific purpose company with the objective of operating in the securitisation market, nor does it manage entities that acquire securities issued or originated by their own.

In relation to accounting, it should be noted that (i) assets representing third-party securitisations are accounted for as well as other assets owned by the Bank, according to the brazilian accounting standards; and (ii) securitisation credits originating from Itaú Unibanco's own portfolio remain accounted for in cases of credit assignment with co-obligation.

In 2024, Itaú Unibanco did not carry out the sale of credit securitization assets without substantial risk retention and did not assign exposures with substantial risk retention, which have been honored, repurchased or written off as loss.

SEC1: Securitisation exposures in the banking book

R$ million									06/30/2024
	Bank acts as originator			Bank acts as sponsor			Banks acts as investor		
	Traditional	Synthetic	Subtotal	Traditional	Synthetic	Subtotal	Traditional	Synthetic	Subtotal
Retail (total) - of which	-	-	-	-	-	-	**11,009**	-	**11,009**
residential mortgage	-	-	-	-	-	-	-	-	-
credit card	-	-	-	-	-	-	3,155	-	3,155
other retail exposures	-	-	-	-	-	-	7,854	-	7,854
re- securitisation	-	-	-	-	-	-	-	-	-
Wholesale (total) - of which	-	-	-	-	-	-	**4,530**	-	**4,530**
loans to corporates	-	-	-	-	-	-	4,530	-	4,530
commercial mortgage	-	-	-	-	-	-	-	-	-
lease and receivables	-	-	-	-	-	-	-	-	-
other wholesale	-	-	-	-	-	-	-	-	-
re- securitisation	-	-	-	-	-	-	-	-	-

SEC2: Securitisation exposures in the trading book

In Itaú Unibanco's current securitization portfolio, there are no exposures to be reported in table SEC2.

SEC3: Securitisation exposures in the banking book and associated regulatory capital requirements – bank acting as originator or as sponsor

In Itaú Unibanco's current securitization portfolio, there are no exposures to be reported in table SEC3.

SEC4: Securitisation exposures in the banking book and associated capital requirements - bank acting as investor

R$ million											06/30/2024
	Exposure values (by risk weight bands)					Exposure values (by regulatory approach)		RWA (by regulatory approach)		Capital Requirements	
	≤20%	20% < FPR < 50%	50% ≤ FPR < 100%	100% ≤ FPR < 1.250%	1250%	Standardized approach	1250%	Standardized approach	1250%	Standardized approach	1250%
Total exposures	-	10,532	2,638	2,368	-	15,539	-	7,568	-	605	-
Traditional securitisation	-	**10,532**	**2,638**	**2,368**	-	**15,539**	-	**7,568**	-	**605**	-
Of which securitisation	-	10,532	2,638	2,368	-	15,539	-	7,568	-	605	-
Of which retail underlying	-	6,053	2,590	2,366	-	11,009	-	6,397	-	511	-
Of which wholesale	-	4,479	48	2	-	4,530	-	1,171	-	94	-
Of which re- securitisation	-	-	-	-	-	-	-	-	-	-	-
Synthetic securitisation	-	-	-	-	-	-	-	-	-	-	-
Of which securitisation	-	-	-	-	-	-	-	-	-	-	-
Of which retail underlying	-	-	-	-	-	-	-	-	-	-	-
Of which wholesale	-	-	-	-	-	-	-	-	-	-	-
Of which re- securitisation	-	-	-	-	-	-	-	-	-	-	-

Market Risk

MRA: Qualitative disclosure requirements related to market risk

Market risk is the possibility of losses resulting from fluctuations in the market values of positions held by a financial institution, including the risk of operations subject to variations in foreign exchange rates, interest rates, equity and commodity prices, as set forth by CMN. Price Indexes are also treated as a risk factor group.

The institutional policy for market risk is in compliance with Resolution 4,557 and establishes the management structure and market risk control, which has the function of:

- Provide visibility and comfort for all senior management levels that market risks assumed must be in line with Itaú Unibanco risk-return objectives;
- Provide a disciplined and well informed dialogue on the overall market risk profile and its evolution over time;
- Increase transparency as to how the business works to optimize results;
- Provide early warning mechanisms to facilitate effective risk management, without obstructing the business objectives; and
- Monitoring and avoiding the concentration of risks.

Market risk is controlled by an area independent of the business units, which is responsible for the daily activities: (i) measuring and assessing risk, (ii) monitoring stress scenarios, limits and alerts, (iii) applying, analyzing and stress testing scenarios, (iv) reporting risk to the individuals responsible in the business units, in compliance with Itaú Unibanco´s governance, (v) monitoring the measures needed to adjust positions and/or risk levels to make them viable, and (vi) supporting the secure launch of new financial products.

The market risk management framework categorizes transactions as part of either the Trading Book or the Baking Book, in accordance with general criteria established by CMN Resolution 4,557 and BACEN Resolution 111. Trading Book is composed of all trades with financial and commodity instruments (including derivatives) undertaken with the intention of trading. Banking Book is predominantly characterized by portfolios originated from the banking business and operations related to balance sheet management, are intended to be either held to maturity, or sold in the medium and in the long term.

The market risk management is based on the following key metrics:

- Value at Risk (VaR): a statistical metric that quantifies the maximum potential economic loss expected in normal market conditions, considering a defined holding period and confidence interval;
- Losses in Stress Scenarios (Stress Testing): a simulation technique to evaluate the impact, in the assets, liabilities and derivatives of the portfolio, of various risk factors in extreme market situations (based on prospective and historic scenarios);
- Stop Loss: metrics that trigger a management review of positions, if the accumulated losses in a given period reach specified levels;
- Concentration: cumulative exposure of certain financial instrument or risk factor calculated at market value ("MtM - Mark to Market"); and

- Stressed VaR: statistical metric derived from VaR calculation, aimed at capturing the biggest risk in simulations of the current trading portfolio, taking into consideration the observable returns in historical scenarios of extreme volatility.

In addition to the risk metrics described above, sensitivity and loss control measures are also analyzed. They include:

- Gap Analysis: accumulated exposure of the cash flows by risk factor, which are marked-to-market and positioned by settlement dates;

- Sensitivity (DV01 – Delta Variation Risk): impact on the market value of cash flows when a 1 basis point change is applied to current interest rates or on the index rates; and

- Sensitivities to Various Risk Factors (Greeks): partial derivatives of a portfolio of options on the prices of the underlying assets, implied volatilities, interest rates and time.

In an attempt to fit the transactions into the defined limits, Itaú Unibanco hedges its client transactions and proprietary positions, including investments overseas. Derivatives are the most commonly used instruments for carrying out these hedging activities, and can be characterized as either accounting or economic hedge, both of which are governed by institutional regulations at Itaú Unibanco.

The structure of limits and alerts is in alignment with the board of directors' guidelines, being reviewed and approved on an annual basis. This structure extends to specific limits and is aimed at improving the process of risk monitoring and understanding as well as preventing risk concentration. Limits and alerts are calibrated based on projections of future balance sheets, stockholders' equity, liquidity, complexity and market volatility, as well as the Itaú Unibanco's risk appetite.

The consumption of market risk limits is monitored and disclosed daily through exposure and sensitivity maps. The market risk area analyzes and controls the adherence of these exposures to limits and alerts and reports them timely to the Treasury desks and other structures foreseen in the governance.

Itaú Unibanco uses proprietary systems to measure the consolidated market risk. The processing of these systems takes place in an access-controlled environment, being highly available, which has data safekeeping and recovery processes, and counts on an infrastructure to ensure the continuity of business in contingency (disaster recovery) situations.

MR1: Market risk under standardized approach

R$ million	06/30/2024
Risk factors	**RWA_{MPAD}**
Interest Rates	**41,200**
Fixed rate denominated in reais (RWA_{JUR1})	3,018
Foreign exchange linked interest rate (RWA_{JUR2})	23,409
Price index linked interest rate (RWA_{JUR3})	14,773
Interest rate linked interest rate (RWA_{JUR4})	-
Stock prices (RWA_{ACS})	**1,113**
Exchange rates (RWA_{CAM})	**1,844**
Commodity prices (RWA_{COM})	**3,784**
Total [1]	**49,413**

1) Considers the RWAcva amount of R$1,472, according to Resolution BCB No. 4958/21.

Compared to March/24, the Standardized Model (RWA_{MPAD}) metric remained stable, its effect offset by the increase in exposure to currency coupons and inflation coupons and the reduction in fixed interest rates, shares and foreign exchange.

In compliance with BCB Resolution No. 111, it is reported that R$9 million of debentures were reclassified from the trading portfolio to the banking portfolio in the current quarter.

MRB: Qualitative disclosures on market risk in the Internal Models Approach (IMA)

In the internal models approach, the stressed VaR and VaR models are used. These models are applied to operations in the Trading Book and Banking Book. For the Trading Book, the risk factors considered are: interest rates, inflation rates, exchange rates, stocks and commodities. For the Banking Book, exchange rates and commodities are considered. The VaR and stressed VaR models are used in the companies of the Prudential Conglomerate that are presented in the following table:

Institution	Model considered for Market Risk
A1 Hedge Orange Master Fundo de Investimento Multimercado	VaR and Stressed VaR
Aj Titulos Públicos Fundo de Investimento Renda Fixa Referenciado DI	VaR and Stressed VaR
Banco Investcred Unibanco S.A.	VaR and Stressed VaR
Banco Itaú Chile	VaR and Stressed VaR
Banco Itaú Consignado S.A.	VaR and Stressed VaR
Banco Itaú Veículos S.A.	VaR and Stressed VaR
Banco ItauBank S.A.	VaR and Stressed VaR
Banco Itaucard S.A.	VaR and Stressed VaR
Cloudwalk Kick Ass I Fundo De Investimento Em Direitos Creditórios	VaR and Stressed VaR
Dibens Leasing S.A. - Arrendamento Mercantil	VaR and Stressed VaR
FIDC B2cycle NPL	VaR and Stressed VaR
FIDC Cloudw Akira I	VaR and Stressed VaR
FIDC Orange NP	VaR and Stressed VaR
FIDC Sumup Solo	VaR and Stressed VaR
FIDC Tangerina	VaR and Stressed VaR
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento	VaR and Stressed VaR
Fundo A1 Hedge Orange Fundo de Investimento em Cotas de Fundos de Investimento Multimercado	VaR and Stressed VaR
Fundo De Invest Dir Creditórios Não Padron NPL II	VaR and Stressed VaR
Fundo de Investimento em Direitos Creditórios IA	VaR and Stressed VaR
Fundo de Investimento em Direitos Creditórios Soul	VaR and Stressed VaR
Fundo Fortaleza de Investimento Imobiliário	VaR and Stressed VaR
Fundo Kinea Ações	VaR and Stressed VaR
Fundo Kinea Ventures	VaR and Stressed VaR
Hipercard Banco Múltiplo S.A.	VaR and Stressed VaR
Ideal Corretora de Títulos e Valores Mobiliarios S.A.	VaR and Stressed VaR
Ideal Holding Financeira S.A.	VaR and Stressed VaR
Intrag Distribuidora de Títulos e Valores Mobiliários Ltda.	VaR and Stressed VaR
Iresolve Companhia Securitizadora de Créditos Financeiros S.A.	VaR and Stressed VaR
Itaú Administradora de Consórcios Ltda.	VaR and Stressed VaR
Itaú Administradora de Fondos de Inversión S.A.	VaR and Stressed VaR
Itaú Bank & Trust Bahamas Ltd.	VaR and Stressed VaR
Itaú Bank & Trust Cayman Ltd.	VaR and Stressed VaR
Itaú Bank, Ltd.	VaR and Stressed VaR
Itaú BBA Trading S.A.	VaR and Stressed VaR
Itaú BBA USA Securities Inc.	VaR and Stressed VaR
Itaú Chile New York Branch	VaR and Stressed VaR
Itaú Cia. Securitizadora de Créditos Financeiros	VaR and Stressed VaR
Itaú Corredores de Bolsa Limitada	VaR and Stressed VaR
Itaú Corretora de Valores S.A.	VaR and Stressed VaR
Itaú Distribuidora de Títulos e Valores Mobiliários S.A.	VaR and Stressed VaR
Itaú Kinea Private Equity Multimercado Fundo de Investimento em Cotas de Fundos de Investimento Crédito Privado	VaR and Stressed VaR
Itaú Unibanco Holding S.A.	VaR and Stressed VaR
Itaú Unibanco Holding S.A., Grand Cayman Branch	VaR and Stressed VaR
Itaú Unibanco S.A.	VaR and Stressed VaR
Itaú Unibanco S.A., Nassau Branch	VaR and Stressed VaR
Itaú Unibanco Veículos Administradora de Consórcios Ltda.	VaR and Stressed VaR
ITB Holding Ltd.	VaR and Stressed VaR
Kinea Ações Fundo de Investimento em Ações	VaR and Stressed VaR
Kinea CO-investimento Fundo de Investimento Imobiliario	VaR and Stressed VaR
Kinea Equity Infra I Warehouse Feeder MM Ficfi CP	VaR and Stressed VaR
Kinea I Private Equity FIP Multiestrategia	VaR and Stressed VaR
Kinea Juros e Moeda CDI Institucional Fundo de Investimento em Cotas de Fundo de Investimentos Multimercado	VaR and Stressed VaR
Kinea Juros e Moeda Ipca Institucional Fundo de Investimento Em Cotas de Fundo de Investimentos Multimercado	VaR and Stressed VaR
KINEA JUROS E MOEDAS CDI INSTIT FIF MM RESP LTDA	VaR and Stressed VaR
Kinea Juros e Moedas CDI Institucional FIF CIC Mult Resp Limitada	VaR and Stressed VaR
Kinea KP Fundo de Investimento Multimercado Crédito Privado	VaR and Stressed VaR

Kinea Nepal FIF - Classe de Investimento Em Cotas Multimercado Crédito Privado Responsabilidade Limitada	VaR and Stressed VaR
Kinea Nepal FIF Multimercado Crédito Privado - Responsabilidade Limitada	VaR and Stressed VaR
Kinea Sigma FIF Mult - Res Ltda	VaR and Stressed VaR
Licania Fund Limited	VaR and Stressed VaR
Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento	VaR and Stressed VaR
Microinvest S.A. Soc. de Crédito a Microempreendedor	VaR and Stressed VaR
Oiti Fundo de Investimento Multimercado Crédito Privado Investimento no Exterior	VaR and Stressed VaR
Pont Sociedad Anónima	VaR and Stressed VaR
Redecard Instituição de Pagamento S.A.	VaR and Stressed VaR
Redecard Sociedade de Crédito Direto S.A.	VaR and Stressed VaR
RT Itaú DJ Títulos Públicos Fundo de Investimento Renda Fixa Referenciado DI	VaR and Stressed VaR
RT Scala Renda Fixa - Fundo de Investimento em Cotas de Fundos de Investimento	VaR and Stressed VaR
Tarumã Fundo Incentivado de Investimento em Debêntures de Infraestrutura Renda Fixa Crédito Privado	VaR and Stressed VaR

Itaú Unibanco, for regulatory purposes, uses the historical simulation methodology to calculate the VaR and Stressed VaR. This methodology uses the returns observed in the past to calculate the gains and losses of a portfolio over time, with a 99% confidence interval and a holding period of at least 10 days. On June 30, 2024, VaR represented 54% of the capital requirement, while the stressed VaR represented 46%. The same methodology is used for management purposes, that is, there are no differences between the managerial and regulatory models.

In relation to the VaR model, the historical returns are daily updated. Itaú Unibanco uses in its VaR model both the unweighted approach, in which historical data have the same weight, and the weighted by the volatility of returns. For the calculation of volatilities, the Exponentially Weighted Moving Average method is used. The Historical VaR methodology with 10-day maintenance periods assumes that the expected distribution for possible losses and gains for the portfolio can be estimated from the historical behavior of the returns of the market risk factors to which this portfolio is exposed. The returns observed in the past are applied to current operations, generating a distribution of probability of losses and simulated gains that are used to estimate the Historical VaR, according to the 99% confidence level and using a historical period of 1,000 days. Losses and gains from linear operations are calculated by multiplying mark-to-market by returns, while non-linear operations are recalculated using historical returns. The returns used in simulating the movements of risk factors are relative.

Regarding the Stressed VaR model, the calculation is performed for a time horizon of 10 working days, considering the 99% confidence level and simple returns in the historical period of one year. The historical stress period is periodically calculated for the period since 2004 and can be revised whenever deemed necessary. This can occur when the composition of Itaú Unibanco's portfolios changes significantly, when changes are observed in the results of the simulation of historical returns or when a new market crisis occurs. Losses and gains from linear operations are calculated by multiplying mark to market by returns, while non-linear operations are recalculated using historical returns.

In addition to the use of VaR, Itaú Unibanco carries out daily risk analysis in extreme scenarios through a diversified framework of stress tests, in order to capture potential significant losses in extreme market situations. The scenarios are based on historical, prospective crises and predetermined shocks in risk factors. One factor that has a great influence on the results of the tests, for example, is the correlation between the assets and the respective risk factors, and this effect is simulated in several ways in the various scenarios tested.

In order to identify its greatest risks and assist in the decision-making of treasury and senior management, the results of stress tests are assessed by risk factors, as well as on a consolidated basis.

The effectiveness of the VaR model is proven by backtesting techniques, by comparing hypothetical and actual daily losses and gains, with the estimated daily VaR, according to BACEN Circular 3,646. The number of exceptions to the established VaR limits must be compatible, within an acceptable statistical margin, with three different confidence intervals (99%, 97.5% and 95%), in three different historical windows (250, 500 and 750 working days). This includes nine different samples, therefore ensuring the statistical quality of the historical VaR hypothesis.

Itaú Unibanco has a set of processes, which are periodically executed by the internal control teams, whose objective is to independently replicate the metrics that influence market risk capital by internal models. In addition to the results of the periodic processes, Itaú Unibanco assesses the process of measuring time horizons by risk factors and the estimate of the stress period for calculating the stressed VaR. The validation of the internal model includes several topics considered essential for the critical analysis of the model, such as, the evaluation of the model's limitations, the adequacy of the parameters used in the volatility estimate and the comprehensiveness and reliability of the input data.

MR2: RWA flow statements of market risk exposures under an IMA

Exposures subject to market risk

The following table presents the exposures subject to market risk in the internal models approach, for calculating the capital requirement.

R$ million	VaR	Stressed VaR	Other	Total RWA_{MINT}
RWAMINT - 03/31/2024	**8,296**	**7,738**	**3,523**	**19,557**
Movement in risk levels	262	(112)	-	150
Updates/changes to the internal model	-	-	-	-
Methodology and regulation	-	-	-	-
Acquisitions and disposals	-	-	-	-
Foreign exchange movements	(900)	(1,066)	-	(1,966)
Other	-	-	1,092	1,092
RWAMINT - 06/30/2024	**7,658**	**6,560**	**4,615**	**18,833**

RWA_{MINT} decreased compared to the previous quarter due to lower exposure to changes in exchange rates

MR3: IMA values for trading portfolios

The following table presents the VaR and stressed VaR values determined by the internal market risk models.

R$ million	06/30/2024
VaR (10 days, 99%)	
Maximum value	294
Average value	197
Minimum value	143
Quarter end	187
Stressed VaR (10 days, 99%)	
Maximum value	291
Average value	175
Minimum value	126
Quarter end	170

VaR and stressed VaR decreased compared to the previous quarter due to the reduction in interest rate exposure.

MR4: Comparison of VaR estimates with gains/losses

Backtesting

The effectiveness of the VaR model is validated by backtesting techniques, comparing daily hypothetical and actual results with the estimated daily VaR. The daily VaR is calculated over a one-day maintenance horizon, according to the 99% confidence level and using a historical period of 1,000 days. The percentage of capital requirement associated with this model is 100%.

The backtesting analysis presented below considers the ranges suggested by the Basel Committee on Banking Supervision (BCBS). The ranges are divided into:

- Green (0 to 4 exceptions): backtesting results that do not suggest any problem with the quality or accuracy of the adopted models;

- Yellow (5 to 9 exceptions): intermediate range group, which indicates an early warning monitoring and may indicate the need to review the model; and

- Red (10 or more exceptions): need for improvement actions.

The following chart shows the comparison between VaR and actual and hypothetical results:


VaR, actual and hypothetical P&L comparison
R$ Millions
100
50
0
-50
-100
-150
Jun-23
Aug-23
Aug-23
Oct-23
Nov-23
Dec-23
Jan-24
Feb-24
Mar-24
Apr-24
May-24
Jun-24
Hypothetical P&L
Actual P&L
VaR
Exceptions for hypothetical losses
Exceptions for actual losses

In relation to the hypothetical and actual results, there was no exception.

The actual results do not include fees, brokerage fees and commissions. There are no profit reserves.

Total Exposure associated with Derivatives

The main purpose of the derivative positions is to manage risks in the Trading Book and in the Banking Book in the corresponding risk factors.

Derivatives: Trading and Banking

R$ million								06/30/2024
	With Central Counterparty				Without Central Counterparty			
	Onshore		Offshore		Onshore		Offshore	
Risk Factors	**Long**	**Short**	**Long**	**Short**	**Long**	**Short**	**Long**	**Short**
Interest Rates	76,336	(246,166)	20,221	(27,018)	132,183	(181,625)	92,546	(104,402)
Foreign Exchange	197,782	(169,360)	91,959	(85,020)	27,698	(65,020)	453,999	(449,590)
Equities	9,346	(7,785)	6,646	(1,329)	4,669	(6,337)	1,115	(905)
Commodities	601	(1,057)	83	(1,747)	260	(147)	-	-

IRRBBA: IRRBB risk management objectives and policies

BACEN's (Central Bank of Brazil) Circular 3,876, published in January 2018, states on methodologies and procedures for evaluation of the capital adequacy, held to cover interest rates risk from instruments held in the banking book.

For the purposes of this Circular, are defined:

- ΔEVE (Delta Economic Value of Equity) is defined as the difference between the present value of the sum of repricing flows of instruments subject to IRRBB in a base scenario, and the present value of the sum of repricing flows of the same instruments in an interest-rate shocked scenario;

- ΔNII (Delta Net Interest Income) is defined as the difference between the result of financial intermediation of instruments subject to IRRBB in a base scenario, and the result of financial intermediation of the same instruments in an interest-rate shocked scenario.

The sensibility analysis introduced here are just a static evaluation of the portfolio interest rate exposure, and, therefore, don´t consider the dynamic management of the treasury desk and risk control areas, which hold the responsibility for measures to mitigate risk under an adverse situation, minimizing significant losses. Moreover, it is highlighted, though, the results presented do not translate into accountable or economic results for certain, because this analysis has, only, an interest rate risk disclosure purpose and to demonstrate the principle protection actions, considering the instruments fair value, apart from any accounting practices adopted by Itaú Unibanco.

The institution uses an internal model to measure ΔEVE and ΔNII. ΔEVE results do not represent immediate impact in the stockholders' equity. Meanwhile, ΔNII results indicate potential volatility in the projected interest rates results.

In compliance with the circular 3,876, the following demonstrates qualitative and quantitative details of risk management for IRRBB in Itaú Unibanco.

Framework and Treatment

Interest rate risk in the banking book refers to the potential risk of impact on capital sufficiency and/or on the results of financial intermediation due to adverse movements in interest rates, taking into account the principal flows of instruments held in the banking book.

The main point of assets and liabilities management is to maximize the risk-return ratio of positions held in the banking book, taking into account the economic value of these assets/liabilities and the impact on actual and future bank's results.

The interest rate risk managing on transactions held in the banking book occurs within the governance and hierarchy of decision-making bodies and under a limits structure and alerts approved specifically for these purpose, which is sensitive due to different levels and classes of market risk.

The management structure of IRRBB has it owns risk policies and controls intended to ensure adherence to the bank's risk appetite. The IRRBB framework has granular management limits for several other risk metrics and consolidated limits for ΔEVE and ΔNII results, besides the limits associated with stress tests.

The asset and liability management unit is responsible for managing timing mismatches between asset and liability flows, and minimizes interest rate risk by through strategies as economic hedge and accounting hedge.

All the models associated with IRRBB have a robust independent validation process and are approved by a CTAM (Technical Model Assessment Commission). In addition, all the models and processes are assessed by internal audit.

The interest rate risk framework in the banking book uses management measurements that are calculated daily for limit control. The ∆EVE and ∆NII metrics are calculated according to the risk appetite limits and the other risk metrics in terms of management risk limits.

In the process of managing interest rate risk of the banking book, transactions subject to automatic options are calculated according to internal market models which split the products, as far as possible, into linear and non-linear payoffs. The linear payoffs are treated similarly to any other instruments without options, and for non-linear payoffs an additional value is computed and added on the ∆EVE and ∆NII metrics.

In general terms, transactions subject to behavioral options are classified as deposits with no contractual maturity date defined or products subject to early repayment. Non-maturity deposits are classified according to their nature and stability to guarantee compliance with regulatory limits. A survival analysis model treats the products subject to pre-payment, using the historical dataset to calibrate its parameters. The instruments flows with homogeneous characteristics are adjusted by specific models to reflect, in the most appropriate way, the repricing flows of the instruments.

The banking book consists of asset and liability transactions originating in different commercial channels (retail and wholesale) of Itaú Unibanco. The market risk exposures inherent in the banking book consists of various risk factors, which are primary components of the market in price formation.

IRRBB also includes hedging transactions intended to minimize risks deriving from strong fluctuations of market risk factors and their accounting asymmetries.

Market risk generated from structural mismatches is managed by a variety of financial instruments, such as exchange-traded and over-the-counter derivatives. In some cases, operations using derivative financial instruments can be classified as accounting hedges, depending on their risk and cash flow characteristics. In these cases, the supporting documentation is analyzed to enable the effectiveness of the hedge and other changes in the accounting process to be continuously monitored. The accounting and administrative procedures for hedging are defined in BACEN Circular 3,082.

The IRRBB model includes a series of premises:

- ∆EVE and ∆NII are measured on the basis of the cash flows of the banking book instruments, broken down into their risk factors to isolate the effect of the interest rate and the spread components;
- For non-maturity deposits, the models are classified according to their nature and stability and distributed over time considering the regulatory limits;
- The institution uses survival analysis models to handle credit transactions subject to prepayment, and empirical models for transactions subject to early redemption.

Other Risks

Insurance products, pension plans and premium bonds risks

Products that compose portfolios of insurance companies of Itaú Unibanco are related to life and elementary insurance, as well as pension plans and premium bonds. The main risks inherent in these products are described below and their definitions are given in their respective chapters.

- Underwriting Risk: possibility of losses arising from insurance products, pension plans and premium bonds that go against institution's expectations, directly or indirectly associated with technical and actuarial bases used for calculating premiums, contributions and technical provisions;
- Market Risk;
- Credit Risk;
- Operational risk;
- Liquidity risk.

In line with domestic and international best practices, Itaú Unibanco has a risk management structure which ensures that risks resulting from insurance, pension and special savings products are properly assessed and reported to the relevant forums.

The process of risk management for insurance, pensions and premium bond plans is independent and focus on the special nature of each risk.

The aim of Itaú Unibanco is to ensure that assets serving as collateral for long-term products, with guaranteed minimum returns, are managed according to the characteristics of the liabilities, so that they are actuarially balanced and solvent over the long term.

Social, Environmental and Climatic Risks

They are the possibility of losses due to exposure to social, environmental and/or climatic events related to the activities developed by the ITAÚ UNIBANCO HOLDING.

Social, environmental and climatic factors are considered relevant to the business of ITAÚ UNIBANCO HOLDING, since they may affect the creation of shared value in the short, medium and long term.

The Policy of Social, Environmental and Climatic Risks (SAC Risks Policy) establishes the guidelines and underlying principles for social, environmental and climatic risks management, addressing the most significant risks for the Institution's operation through specific procedures.

Actions to mitigate the Social, Environmental and Climatic Risks are taken based on the mapping of processes, risks and controls, monitoring of new standards related to the theme and record of occurrence in internal systems. In addition to the identification, the phases of prioritization, response to risk, mitigation, monitoring and reporting of assessed risks supplement the management of these risks at ITAÚ UNIBANCO HOLDING.

In the management of Social, Environmental and Climatic Risks, business areas manage the risk in its daily activities, following the Risks SAC Policy guidelines and specific processes, with the support of specialized assessment from dedicated technical teams located in Credit, which serves the Wholesale segment, Credit Risk and Modeling, and Institutional Legal teams, that act on an integrated way in the management of all dimensions of

the Social, Environmental and Climatic Risks related to the conglomerate's activities. As an example of specific guidelines for the management of these risks, ITAÚ UNIBANCO HOLDING has specific governance for granting and renewing credit in senior approval levels for clients in certain economic sectors, classified as Sensitive Sectors (Mining, Steel & Metallurgy, Oil & Gas, Textiles ind. and Retail Clothing, Paper & Pulp, Chemicals & Petrochemicals, Agri - Meatpacking, Agri - Crop Protection and Fertilizers, Wood, Energy, Rural Producers and Real Estate), for which there is an individualized analysis of Social, Environmental and Climate Risks. ITAÚ UNIBANCO HOLDING also counts with specific procedures for the Institution's operation (stockholders' equity, branch infrastructure, technology and suppliers), credit, investments and key controls. SAC Risks area, Internal Controls and Compliance areas, in turn, support and ensure the governance of activities of the business and credit areas that serves the business. The Internal Audit, acts on an independent manner, assessing risk management, controls and governance.

Governance also counts on the Social, Environmental and Climatic Risks Committee, whose main responsibility is to assess and deliberate about institutional and strategic matters, as well as to resolve on products, operations, and services, among others involving the Social, Environmental and Climatic Risks.

Climate Risk includes: (i) physical risks, arising from changes in weather patterns, such as increased rainfall and temperature and extreme weather events, and (ii) transition risks, resulting from changes in the economy as a result of climate actions, such as carbon pricing, climate regulation, market risks and reputational risks.

Considering its relevance, climate risk has become one of the main priorities for ITAÚ UNIBANCO HOLDING, which supports the Task Force on Climate-related Financial Disclosures (TCFD) and it is committed to maintaining a process of evoluution and continuous improvement within the pillars recommended by the TCFD. With this purpose, ITAÚ UNIBANCO HOLDING is strengthening the governance and strategy related to Climate Risk and developing tools and methodologies to assess and manage these risks.

ITAÚ UNIBANCO HOLDING measures the sensitivity of the credit portfolio to climate risks by applying the Climate Risk Sensitivity Assessment Tool, developed by Febraban. The tool combines relevance and proportionality criteria to identify the sectors and clients within the portfolio that are more sensitive to climate risks, considering physical and transition risks. The sectors with the highest probability of suffering financial impacts from climate change, following the TCFD guidelines are: energy, transport, materials and construction, agriculture, food and forestry products.

Model Risk

The model risk arises from the incorrect development or maintenance of models, such as mistaken assumptions, and inappropriate use or application of the model.

The use of models can lead to decisions that are more accurate and therefore it is a major practice in the institution. The models have supported strategic decisions in several contexts, such as credit approval, pricing, volatility curve estimation, calculation of capital, among others.

Due to the increasing use of models, driven by the application of new technologies and the expansion of data use, Itaú Unibanco has been improving its governance in relation to its development, implantation, use and monitoring, through the definition of guidelines, policies and procedures aimed at assuring the quality and mitigation of the associated risks with each new methodology.

The performance of the areas responsible for models is evaluated by the Operational Risk and Internal Audit teams to ensure adherence to such policies. The opportunities for improvement found during these assessments are duly addressed with action plans, which are followed up by the 3 lines of defense and by senior management until their conclusion.

Regulatory or Compliance Risk

Regulatory or Compliance risk is the risk of sanctions, financial losses or reputational damage arising from the lack of compliance with legal and regulatory provisions, local and international market standards, internal policies, commitments with regulators, voluntary commitments, in addition to self-regulation codes and codes of conduct adhered by Itaú Unibanco.

This risk is managed through a structured process aimed at identifying changes in the regulatory environment, analyzing their impacts on the departments of the institution and monitoring the actions directed at adherence to the regulatory requirements and other commitments mentioned above.

This structured process includes the following actions: (i) to understand the changes in the regulatory environment; (ii) to monitor regulatory trends; (iii) to care for the relationship between the institution and the regulator, self-regulatory bodies and the representation entity; (iv) to monitor action plans on regulatory or self-regulatory compliance; (v) to coordinate a program to comply with significant norms, such as Integrity and Ethics; and (vi) to report regulatory issues in Operational and Compliance Risk forums, according to the structure of committees established in internal policies.

Reputational Risk

Itaú Unibanco understands reputational risk as the risk arising from internal practices and/or external factors that may generate a negative perception of Itaú Unibanco by customers, employees, shareholders, investors, regulatory bodies, government, suppliers, the press and the society in general. It can impact the bank's reputation, the value of its brand and/or result in financial losses. Besides, this can affect the maintenance of existing business relationships, access to sources of fundraising, the attraction of new business and talent to compose the company's staff or even the license to operate.

The institution believes that its reputation is extremely important for achieving its long-term goals, which is why it seeks the alignment of the speech, the action and the ethical and transparent practice, essential to raise the confidence of Itaú Unibanco's stakeholders. Itaú Unibanco's reputation depends on its strategy (vision, culture and skills) and derives from direct or indirect experience of the relationship between Itaú Unibanco and its stakeholders.

Since the reputational risk directly or indirectly permeates all operations and processes of the institution, Itaú Unibanco's governance is structured in a way to ensure that potential risks are identified, analyzed and managed still in the initial phases of its operations and analysis of new products, including the use of new technologies.

The treatment given to reputational risk is structured by means of many processes and internal initiatives, which, in turn, are supported by internal policies, and their main purpose is to provide mechanisms for the monitoring, management, control and mitigation of the main reputational risks. Among them are (i) risk appetite statement; (ii) process for the prevention and fight against unlawful acts; (iii) crisis management process and business continuity; (iv) processes and guidelines of the governmental and institutional relations; (v) corporate communication process; (vi) brand management process; (vii) ombudsman offices initiatives and commitment to customer satisfaction; and (vii) ethics guidelines and prevention of corruption.

Financial institutions play a key role in preventing and fighting illegal acts, in particular money laundering, terrorist financing and fraud, in which the challenge is to identify and suppress increasingly sophisticated operations that seek to conceal the origin, location, disposition, ownership and movement of goods and money derived, directly or indirectly, from illegal activities. Itaú Unibanco has introduced a corporate policy in order to prevent its involvement in illegal acts and to protect its reputation and image towards employees, clients, strategic partners, suppliers, service providers, regulators and society, through a governance structure based on transparency, strict compliance with rules and regulations, including BACEN Circular 3,978/20 among others, and cooperation with police and

judicial authorities. It also seeks a continuously alignment with local and international best practices for preventing and fighting against illegal acts, through investing and training eligible employees.

In compliance with the guidelines of this corporate policy, Itaú Unibanco established a program to prevent and fight against illegal acts based on the following pillars:

- Policies and Procedures;
- Client Identification Process;
- Know Your Customer (KYC) Process;
- Know Your Partner (KYP) Process;
- Know Your Supplier (KYS) Process;
- Know Your Employee (KYE) Process;
- Assessment of New Products and Services;
- Compliance with Sanctions;
- Monitoring, Selection and Analysis of Suspicious Operations or Situations;
- Reporting Suspicious Transactions to the Regulatory Bodies; and
- Training.

This program applies to the entire institution, including subsidiaries and affiliates in Brazil and abroad. The preventing and combating unlawful acts governance is carried out by the Board of Directors, Audit Committee, Operational Risk Committee, Risk and Capital Management Commitee and Anti-Money Laundering Committees. The document that presents the guidelines established in the corporate program to prevent and combat unlawful acts may be seen on the www.itau.com.br/investor-relations, section Itaú Unibanco, under "Corporate Governance", "Policies", "Corporate Policy for the Prevention of Unlawful Acts".

In addition, Itaú Unibanco has been developing various data analysis models to improve customer risk classification, transaction monitoring and KYC methodology to provide greater accuracy in its analysis and to decrease false-positives. Itaú Unibanco has also been innovating its modeling solutions using new methods based on machine learning techniques to identify potentially suspicious activities.

Cyber Risk

Cyber risks are events that may cause financial loss, interruption, extraction or damage of information contained in our systems, through invasion by malicious individuals, infiltration of malware (such as computer viruses) into our systems, contamination (intentional or accidental) of our networks and systems by third parties with whom we exchange information, exploitation of vulnerabilities, unauthorized access to confidential customer information and/or proprietary information by persons inside or outside the Organization, and cyber attacks that result in the unavailability of our services and compromise the integrity of information.

Itaú Unibanco is committed to protecting corporate information and guaranteeing the privacy of clients and the general public in any operations. To this end, we have adopted rigid control processes, aimed at detecting, preventing, monitoring and immediate response to attacks and attempted intrusions into our infrastructure, guaranteeing security risk management and building a robust foundation for an increasingly digital future and adhering to the regulators and external audits, as well as best practices and market certifications.

Moreover, we have the perimeter protection strategy, a concept that considers that information must be protected wherever it is: within the bank's infrastructure, in a cloud service in a service provider or in an international unit, also taking into account the entire life cycle of the information, from the moment it is processing, transmission, storage, analysis and destruction.

The Corporate Information Security and Cyber Security Policy can be viewed on the website www.itau.com.br/investor-relations section Itaú Unibanco, under Corporate Governance, Policies, Corporate Information Security and Cyber Security Policy.

Country Risk

The country risk is the risk of losses related to non-compliance with obligations in connection with borrowers, issuers, counterparties or guarantors, as a result of political-economic and social events or actions taken by the government of the country.

Itaú Unibanco has a specific structure for the management and control of country risk, consisting of corporate bodies and dedicated teams, with responsibilities defined in policies. The institution has a structured and consistent procedure, including: (i) establishment of country ratings; (ii) determination of limits for countries; (iii) monitoring the use of limits.

Business and Strategy Risk

Business and strategy risk is the risk of a negative impact on the results or capital as a consequence of a faulty strategic planning, the making of adverse strategic decisions, the inability of Itaú Unibanco to implement the proper strategic plans and/or changes in its business environment.

Itaú Unibanco has implemented many mechanisms that ensure that both the business and the strategic decision-making processes follow proper governance standards, have the active participation of executives and the Board of Directors, are based on market, macroeconomic and risk information and are aimed at optimizing the risk-return ratio. Decision-making and the definition of business and strategy guidelines, count on the full engagement of the Board of Directors, primarily through the Strategy Committee, and of the executives, through the Executive Committee. In order to handle risk adequately, Itaú Unibanco has governance and processes to involve the Risk Area in business and strategy decisions, so as to ensure that risk is managed and decisions are sustainable in the long term. They are: (i) qualifications and incentives of board members and executives; (ii) budget process; (iii) product assessment; (iv) evaluation and prospecting of proprietary mergers and acquisitions; and (v) a risk appetite framework which, for example, restricts the concentration of credit and exposure to specific and material risks.

Contagion Risk

Contagion Risk is the possibility of losses occurring for entities that are part of the Prudential Conglomerate as a result of financial support to unconsolidated entities, in a stressful situation, in the absence or in addition to the obligations provided for in the contract.

Itaú Unibanco has a structure for risk management and control, a dedicated team and a policy that defines roles and responsibilities. This structure covers (i) the identification of entities in relation to the potential generation of contagion risk, (ii) the assessment of risks in relationships, (iii) the monitoring, control and mitigation of contagion risk, (iv) the assessment of impact on capital and liquidity and (v) reports.

It is part of the scope of contagion risk governance: Related Party audiences, mainly composed of controllers (individuals and legal entities), entities related to them and controlled and related entities (as defined in Res. 4,693/18), foundations, investments in non-consolidated entities, suppliers of critical products and services, assigness, buyers and sellers of relevant assets, third parties with products distributed by Itaú Unibanco and third parties to whom Itaú Unibanco distributes products, besides all the analysis of the international Units.

Emerging Risks

They are those with a potentially material impact on the business in the medium and long terms, but for which there are not enough elements yet for their complete assessment and mitigation due to the number of factors and impacts not yet totally known, such as Geopolitical and Macroeconomic risk and Climate Change. Their causes can be originated by external events and result in the emergence of new risks or in the intensification of risks already monitored by ITAÚ UNIBANCO HOLDING CONSOLIDATED.

The identification and monitoring of Emerging Risks are ensured by ITAÚ UNIBANCO HOLDING CONSOLIDATED's governance, allowing these risks to be incorporated into risk management processes too.

Operational Risk

The Brazilian National Monetary Council, through Resolution 4.557 of February 23, 2017, defines operational risk as 'the possibility of losses resulting from external events or failures, deficiencies, or inadequacy of internal processes, people or systems.' This includes legal risks associated with inadequacies or deficiencies in contracts entered into by the institution, sanctions due to non-compliance with legal provisions, and indemnities for damages to third parties resulting from the institution's activities. Unlike many risks applicable to the financial sector, operational risk is not taken in exchange for an expected reward but exists as a natural course of corporate activities.

Adequate management of operational risk presupposes understanding the existing processes within the organization and identifying the inherent risks in activities, projects, products, or services. These risks are then prioritized based on their level of criticality, considering their impact on process or organizational objectives. Once risks are prioritized, response measures are adopted to mitigate them, aiming to keep them within acceptable exposure levels. These measures may include implementing preventive controls to reduce the likelihood of risk materialization or focusing on controls for risks detection. It is also possible to share a risk by partially or fully transferring it, for example, through insurance. The mentioned risks can also be avoided by discontinuing the risk-generating activity or assumed when the decision is not to adopt control measures for existing risks.

To effectively manage its risks, Itaú Unibanco employs the Governance lines strategy (1st, 2nd and 3rd). Specifically, for Operational Risk, the following framework is applied:

1. Identification: This should occur at any time for existing products and services, when designing new processes, projects or products, and during the entire lifecycle of a product and service. It ensures continuous evaluation of internal and external factors that could adversely affect the conglomerate and its mitigation.

2. Assessment: Identified operational risks are evaluated based on their impact level on Conglomerate objectives. Proper assessment considers various impact possibilities and their scope.

3. Response: Responding to or treating operational risk involves defining the action to be taken regarding the identified risk.

4. Exposure Level Monitoring: The organization monitors exposure to operational risk through risk indicators, mandatory certifications, and according to established tolerance levels.

5. Reporting: Risk findings can be identified by the 1st, 2nd, and 3rd Governance Lines, regulatory entities, or external audits. Communication occurs based on risk levels. Regular reporting and monitoring of Internal Controls systems and operational risk management structure also involve periodic committees and boards.

In line with the principles of Brazilian National Monetary Council (CMN) Resolution 4.557, the document 'Public Access Report – Integrated Operational Risk Management and Internal Controls', a summarized version of the institutional normative for operational risk management, can be accessed on the website: www.itau.com/relacoes-com-investidores/en/, under the sections 'Itaú Unibanco' -> 'Corporate Governance' -> 'Policies' -> 'Reports'.

Crisis Management and Operational Resilience

Itaú Unibanco's Operational Resilience Program's purpose is to protect its employees, ensure the continuity of the critical functions of its business lines and sustain both the stability of the markets in which it operates and the confidence of its customers and strategic partners in its provision of services and products.To this end, it has policies that establish procedures, roles and responsibilities to be followed by the areas of Itaú Unibanco.

The Program establishes the Business Continuity Plan (BCP), which consists of modular procedures that are available for use in the event of incidents.In order for the recovery to take place quickly and safely, PCN has defined corporate and customized actions for its business lines.

In order for the BCP to reflect the priorities for resuming the business environment that supports the delivery of products and services, BIA (Business Impact Analysis) is applied. BIA identifies and assesses the impact on the business of process interruptions caused by failures due to human, natural, climatic, environmental, social and/or technological risks.

Considering the dependence that some processes have on third-party services, the Operational Resilience Program conducts an assessment of the risk of unavailability of services provided with a view to resilience to threats of interruption.

To assess the efficiency and identify points for improvement in contingency actions, contingency plan exercises are carried out throughout the year. The frequency of the exercises is established by the plan manager and can be: annual, biannual or shorter (bimonthly, quarterly, monthly, etc.), taking into account the criticality of the process or the complexity of the contingency.

The Program establishes a frequent flow of acculturation with the company's senior management, as well as a constant analysis of high-impact scenarios and events to establish response plans in line with current threats.

To assess efficiency and identify points for improvement in crisis response plans, tests are carried out at least once a year.

Independent Validation of Risk Models

Itaú Unibanco validates the processes and risk models independently. This is done by a department which is separate from the business and risk control areas, to ensure that its assessments are independent.

The validation method, defined in an internal policy, meets regulatory requirements such as those of BACEN Circulars 303, 3,646 and 3,674, 3.876 and Resolutions 2,682, 4,277 and 4,557. The validation stages include:

- Verification of mathematical and theoretical development of the models;

- Qualitative and quantitative analysis of the models, including the variables, construction of an independent calculator and the use of appropriate technical;
- When applicable, comparison with alternative models and international benchmarks;
- Historical Backtesting of the model;
- Assessment of the adequacy of the implementation of the models in the systems used.

Additionally, the validation area assesses the stress testing program.

The performance of the independent validation area and the validation of the processes and models are assessed by Internal Audit and reported to the specific senior management committees. Action plans are prepared to address opportunities identified during the independent validation process, and are monitored by the 3 lines of defense and by senior management until the conclusion.

Glossary of Acronyms

A

- ASF – Available Stable Funding
- AT1 – Additional Tier 1 Capital
- AVA – *Avaliação de Vulnerabilidade e Ameaças* (Threats and Vulnerabilities Analysis)

B

- BACEN - *Banco Central do Brasil* (Central Bank of Brazil)
- BCB - *Banco Central do Brasil* (Central Bank of Brazil)
- BCP – Business Continuity Plan
- BCBS - Basel Committee on Banking Supervision
- BIA – Business Impact Analysis
- BIS – Bank for International Settlements

C

- CCF – Credit Conversion Factor
- CCP – Non-Qualified Central Counterparty
- CCR – Counterparty Credit Risk
- CDP – Carbon Disclosure Project
- CEM - Current Exposure Method
- CEO - Chief Executive Officer
- CET 1 - Common Equity Tier I
- CGRC - *Comitê de Gestão de Risco e Capital* (Risk and Capital Management Committee)
- CMN - *Conselho Monetário Nacional* (National Monetary Council)
- Comef - *Comitê de Estabilidade Financeira* (Financial Stability Committee)
- CRI – Real State Receivables Certificate
- CRM – Credit Risk Mitigation
- CRO – Chief Risk Officer
- CTAM – *Comissão Técnica de Avaliação de Modelos* (Technical Model Assessment Commission)
- CVA - Credit Valuation Adjustment
- CVM - *Comissão de Valores Mobiliários* (Brazilian Securities and Exchange Commission)

D

- DLP - Long- Term Liquidity Statement
- DRL - Liquidity Risk Statement
- D-SIB - Domestic Systemically Important Banks
- DV - Delta Variation

E

- EAD – Exposure at Default
- ECL – Expected Credit Losses
- EMD – *Entidades Multilaterais de Desenvolvimento* (Multilateral Development Entities)
- EP – Equator Principles

- EVE – Economic Value of Equity

F

- FCC - Credit Conversion Credit
- FEBRABAN - Brazilian Federation of Banks
- FIDC - Credit Rights Investment Funds
- FPR - Fator de Ponderação de Risco (Weighting Factor)

G

- GAP – Gap Analysis
- GDP – Gross Domestic Product
- GHG – Greenhouse Gas Protocol
- Greeks – Sensitivities to Various Risk Factors
- G-SIB – Global Systemically Important Banks

H

- HE – Haircut of Execution
- HQLA – High Quality Liquid Assets
- HV – Volatility Haircut

I

- ICAAP – Internal Capital Adequacy Assessment Process
- IMA – Internal Models Approach
- IPV – Independent Price Verification
- IRB - Internal Ratings-Based
- IRRBB – Interest Rate Risk in the Banking Book
- IT – Information Technology

K

- KYC – Know your Customer
- KYP – Know your Partner
- KYS – Know your Supplier
- KYE – Know your Employee

L

- LCR – Liquidity Coverage Ratio
- LMM – *Limite de Mitigação Máxima* (Maximum Mitigation Limit)

M

- MtM – Mark to Market

N

- NII – Net Interest Income
- NSFR – Net Stable Funding Ratio

O

- OTC – Over-the-Counter

P

- PCN – *Plano de Continuidade de Negócios* (Business Continuity Plan)
- PCLT – *Plano de Contingência de Local de Trabalho* (Workplace Contingency Plan)

- PCO – *Plano de Contingência Operacional* (Operational Contingency Plan)
- PCR – Potential Credit Risk
- PR – *Patrimônio de Referência* (Total Capital)
- PRD – *Plano de Recuperação de Desastres* (Disaster Recovery Plan)
- PRI – Principles for Responsible Investments
- PVA - Prudent Valuation Adjustments

Q

- QCCP – Qualified Central Counterparties

R

- RA – Leverage Ratio
- RAS – Risk Appetite Statement
- RSF – Required Stable Funding
- RWA - Risk Weighted Assets
- RWA_{CIRB} - Portion relating to exposures to credit risk, using internal approach
- RWA_{CPAD} - Portion relating to exposures to credit risk
- RWA_{CPrNB} - amount of risk-weighted assets corresponding to credit risk exposures to the non-banking private sector, calculated for jurisdictions whose ACCPi is different from zero
- RWA_{MINT} - Portion relating to exposures to market risk, using internal approach
- RWA_{MPAD} - Portion relating to exposures to market risk, calculated using standard approach
- RWA_{OPAD} - Portion relating to the calculation of operational risk capital requirements

S

- SA – Joint-Stock Company
- SAC – *Social, Ambiental e Climático* (Social, Environmental and Climatic)
- SA-CCR – Standardised Approach to Counterparty Credit Risk
- SFN – *Sistema Financeiro Nacional* (National Financial System)
- SFT – Securities Financing Transactions

T

- TCFD – Task Force on Climate-Related Financial Disclosures
- TLAC – Total Loss-Absorbing Capacity
- TVM – *Títulos de valores mobiliários* (Securities)

V

- VaR – Value at Risk

Glossary of Regulations

- BACEN Circular No. 3,644, of March 4th, 2013
- BACEN Circular No. 3,646, of March 04th, 2013
- BACEN Circular No. 3,674, of October 31st, 2013
- BACEN Circular No. 3,748, of February 26th, 2015
- BACEN Circular No. 3,749, of March 05th, 2015
- BACEN Circular No. 3,751 of March 19th, 2015
- BACEN Circular No. 3,769, of October 29th, 2015
- BACEN Circular No. 3,809, of August 25th, 2016
- BACEN Circular No. 3,846, of September 13th, 2017
- BACEN Circular No. 3,869, of December 19th, 2017
- BACEN Circular Letter No. 3,907 of September 10th, 2018
- BACEN Circular Letter No. 3,876 of January 31st, 2018
- BACEN Circular Letter No. 3,082 of January 30th, 2012
- BACEN Circular Letter No. 3,978 of January 23rd, 2020
- BACEN Communication No. 41,683 of May 29th, 2023
- BACEN Normative Instruction No. 425 of November 29nd, 2023
- BCB Resolution No. 54, of December 16th, 2020
- BCB Resolution No. 111, of July 6th, 2021
- BCB Resolution No. 229, of May 12th, 2022
- CMN Resolution No. 2,682, of December 22nd, 1999
- CMN Resolution No. 4,955, of October 21st, 2021
- CMN Resolution No. 4,958, of October 21st, 2021
- CMN Resolution No. 4,327, of April 25th, 2014
- CMN Resolution No. 4,502, of June 30th, 2016
- CMN Resolution No. 4,557, of February 23rd, 2017
- CMN Resolution No. 4,589, of June 29th, 2017
- CMN Resolution No. 4,693, of October 29th, 2018
- CMN Resolution No. 4,277, of October 31th, 2013
- BCB Resolution No. 303, of March 16th, 2023